OFFERING MEMORANDUM DATED MAY 30, 2023



BEAUTY DAYS, INC.
9800 Wilshire Blvd, Beverly Hills, CA 90212

www.beautydays.com

Up to $4,999,900 of Class B Non-Voting Common Stock

plus an Investor Transaction Fee (as defined below)

Offering Price Per Share: $10.00, plus a 3% Investor Transaction Fee

Target Amount: $25,000.00

Minimum Target Number of Shares: 2,500 shares of Class B Non-Voting Common Stock

Minimum Investment Amount Per Investor: $1,000 (100 shares of Class B Non-Voting Common Stock), plus $30 (3% Investor Transaction Fee)

Beauty Days, Inc. (the "Company," "BEAUTYDAYS," "we," or "us"), is offering up to $4,999,900 worth of Class B Non-Voting Common Stock (the "Offering"). Additionally, the investors will be required to pay a fee to the Company to help offset transaction costs equal to 3% per investment, not to exceed $100.00 per investment, (an "Investor Transaction Fee"). This fee is counted towards the total amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding as described herein and is in addition to the $1,000 minimum per investment per investor. The total amounts raised by the Company in this offering from the sale of shares and the receipt of Investor Transaction Fees may vary, depending upon the number of investors and the amounts invested by each individua investor.

The minimum target amount under this Regulation CF offering is $25,000, in addition to the aggregate Investor Transaction Fees (the "Target Amount"). The Company must reach its Target Amount of $25,000 by April 30, 2024, the end date of the offering (the "Offering Deadline"), or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering by April 30, 2024, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

The Offering is being made through DealMaker Securities LLC (the "Intermediary"). The Intermediary will be entitled to receive fees related to the purchase and sale of the securities. The rights and obligations of any purchasers of the securities must complete the purchase process through the Intermediary. All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Amount has been met or exceeded and one or more closings occur. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

Beauty Days, Inc. ("the Company" or "BEAUTYDAYS") is a wholly owned subsidiary of N4XT Experiences Inc. ("N4XT" or "Parent Company" as applicable) and was organized on February 2, 2023 in the State of Delaware. The Company is headquartered in Beverly Hills, California.

The Company will create a series of beauty health and wellness festivals ("Festivals") that will tour major cities in the United States and globally. A Festival will take 9-12 months to plan and organize. To date, the Company has not yet launched a Festival. The Company intends to launch its first Festival in Los Angeles during the spring of 2024.

Further, the Company intends to create a subscription box (the "BEAUTYDAYS Box") that periodically delivers beauty boxes containing curated best-in-class beauty health and wellness products to its members.

The Company intends to generate revenues from: (i) the sales of tickets to Festivals, (ii) sponsorship sales for placement at Festivals, (iii) subscriptions to BEAUTYDAYS Box, (iv) ancillary revenues from the sale of merchandise, media/content rights, and digital offerings including the BEAUTYDAYS App, and (v) co-branded collaborations with product brands and/or celebrities.

N4XT is the controlling owner and manager of Los Angeles Fashion Week Enterprises, LLC. ("LAFW"). LAFW is a leading fashion week that occurs in Los Angeles, which has previously been sponsored by top beauty and skincare companies, including, among others, Estee Lauder, Too Faced, Barbara Sturm, Aveda and K-18. The Company has entered into a licensing and cross-promotional agreement with LAFW to promote the Festivals and BEAUTYDAYS Box.

Beauty, Health and Wellness Festivals

The Festivals will target beauty, health and wellness devotees seeking to immerse themselves in the culture, science and communities of cosmetics, skincare, nutrition, and mind-body maintenance. At the Festivals we intend for our attendees to experience and discover the following:
- Explore new products
- Explore new techniques
- Explore new tools
- Access the BeautyLab
    - The BeautyLab is where attendees will be able to learn about the science and ingredients behind the beauty, health and wellness industries. It will have the look and feel of a high-tech, luxurious research and development environment. Attendees will enter branded spaces and specialized lab rooms to see how products are formulated and then use those key natural ingredients to create personalized products.
- Access Spa Days
    - A calming, quiet area for treatments, meditations, yoga and massage, with private rooms, outdoor areas and studios using scents, lighting and sound to create the needed environment.
- Attend BEAUTYDAYS Chats
    - Attend and participate in talks and panels on various topics in the beauty, health and wellness spaces.
- Interact with creators and experts who shape the beauty, health and wellness industry and its trends.
- Meet and network with like-minded people and form new relationships and communities.
- Attend music performances from local and global stars.
- Enjoy food and drinks curated to support beauty, health and wellness from the inside out.
- Immerse in branded exhibitions, vendor galleries and the like, featuring crafts and art inspired by beauty, health and wellness.

In addition, all attendees will receive a physical or digital commemoration of their experience. Other more limited free gifts and giveaways, including products, gift bags, exclusive digital content, discounts and samples will be available to select attendees dependent on availability and the type of ticket or access purchased.

To date the Company's officers and directors have produced tours by Rihanna, Eminem, Kirov Ballet and Bolshoi Ballet, music videos featuring Rihanna, Coldplay, and The Killers, hundreds of shows at Carnegie Hall, *On The Waterfront* on Broadway, films such as *Max Payne*, *Slingblade* and *Regarding Henry*, and the #2 role playing online game, *Dark Age of Camelot*. The Company's goal is to create exciting, interactive and immersive experiences for attendees.

Festival Tickets

Festival tickets will be sold for general admission and VIP experiences. The Company expects that tickets will range in price from approximately $50 to $4,500. Tickets will be sold as follows:

- General admission single-day or discounted multi-day passes will grant attendees access to: (i) the main floor, (ii) artist/vendor galleries, (iii) general seating at the lectures/panels and main musical performances, (iv) the food hall, and (v) the BeautyLab and other offerings.

- VIP experiences are general admission with expanded offerings and access that will grant attendees access to: (i) exclusive lectures and panels, (ii) limited product drops, (iii) spa treatments, (iv) access to a highly curated VIP lounge, (v) personalized beauty or skincare creation sessions, (vi) back-stage access for shows, (vii) restricted parties, and (vii) one-on-one celebrity and/or influencer photos, autographs, and customized encounters.

Venue Metrics

When determining an ideal location for a Festival the Company will review the following metrics:
- Early venues with a capacity of 3,000-to-5,000-people.
- The ability for a city to successfully host annual Festivals.
- Later venues with a capacity of 10,000+ people.
- Venue suited for live streams and special digital editions
    - Ideally including streaming and promotional partners already in place.
- Regional partners with which to effectuate a successful global touring schedule.
- Cultural vibrancy of a city allowing for smaller satellite events and pop-ups around main Festivals.

Subscription Box

The BEAUTYDAYS Box will contain exclusive beauty, skincare and wellness products such as creams, serums, powders, lotions, supplements, edibles, etc. and innovative tools to use them such as appliers, razors, misters, brushes, sponges, tapes, etc. The BEAUTYDAYS Box will be delivered quarterly, with occasional bonus boxes. The cost to the subscriber for each box received will range from $60-$100, depending on level of customization, number of in-box products and seasonal specials.

The Company expects to launch the BEAUTYDAYS Box subscription service within 18 months from the close of the Regulation CF offering. The BEAUTYDAYS Box will be themed by beauty, health, wellness, skincare, mind-body, and by guest co-curators who participate in choosing the products and the box design, ideally making it unique and collectable. Further, occasionally the BEAUTYDAYS Box will contain a QR code that unlocks special digital offerings including a golden ticket for a special exclusive VIP experience. BEAUTYDAYS Boxes will be customized for subscribers based on their personal preferences and profile.

Third-party Sponsors

The Company intends to curate the participation of sponsor brands. In this role, the sponsor brand will pay the Company to utilize its brand/products in any of the following ways:
- To be presented as an exclusive or valued partner.
- Product placement in giveaway bags.
- Sponsor panels, chats, lectures.
- Sponsor immersive experiences related to their brand and products.

Sale of Limited Product and Merchandise

The Company aims to produce limited edition co-branded product and event-based merchandise, including but not limited to the BEAUTYDAYS name and logo, emblazoned on collaborations with beauty, health and wellness products such as skincare, cosmetics and wellness products and apparel. Over time, BEAUTYDAYS plans to create exclusive beauty, health and wellness product lines to be sold at events, online and via its subscription box, the BEAUTYDAYS Box.

BEAUTYDAYS App

The Company intends to launch a BEAUTYDAYS app within 12 months from the close of the Regulation CF offering. The app will allow access to scheduling, ticket purchases, discounts, brand partner purchasing, exclusive content, industry news, collectible digital art, beauty filters and other offerings. Revenues may be generated via participation from in-app purchases of brand partner products and other items.

Marketing Strategy

The Company intends to reach its potential attendees, subscribers and app customers via the following tools:
- Sending emails and social media posts.
- Partnering with celebrities and influencers to promote Festivals and BEAUTYDAYS Box launches.
- Connecting with followers of partnering brands pursuant to previously agreed upon terms and conditions.
- Accessing paid digital and outdoor advertising.
- Reaching out to and coordinating with press outlets.

Material Agreements

Management Agreement: On May 5, 2023 the Company and N4XT entered into a Management Agreement (the "Management Agreement"). Pursuant to the terms of the Management Agreement, N4XT will manage the Company with respect to live event production, the securing of strategic partners and financial sponsors, creative concept development, event and product design, celebrity/influencer relationships, capital raising and other matters related to the business, administration and policies of the Company. In return, commencing August 1, 2023, the Company agrees to pay to N4XT a monthly fee of $25,000 (the "Executive Management Fee") and, commencing February 1, 2024, a monthly Executive Management Fee equal to the higher of $50,000 (fifty-thousand dollars) or 3% of all revenues received by Company during the previous month.

Intellectual Property Licensing Agreement: On May 5, 2023 the Company and LAFW entered into an intellectual property licensing agreement. Pursuant to the terms of the agreement the Company has obtained the right to use the various intellectual property rights owned by LAFW in connection with the production of the Company's Festivals and any other related business, products and services.

Collaboration Agreement: On April 1, 2023 the Parent Company and Spring Studios New York LLC ("Spring") entered into a collaboration agreement, which was assigned to the Company on May 5, 2023 as part of the Management Agreement. Pursuant to the terms of the agreement: (i) the Company and Spring agree to collaborate to produce certain BEAUTYDAYS events, (ii) Spring in New York City will make available its venue and facilities at no charge and certain of its production and marketing services at no cost to the Company, (iii) Spring shall be the exclusive venue for BEAUTYDAYS events in the tri-state area and (iv) all expenses, profits and losses of any production will be shared by the Company and Spring on a 50/50 basis. The Company also is planning to co-produce events with Spring in London and Milan.

Joint Venture Agreement: On January 1, 2022 N4XT Experiences, Inc. and its subsidiaries including LA Fashion Week, LLC and Beauty Days, and Radar Pictures ("Radar") entered into a joint venture agreement. Pursuant to the terms of the agreement the parties may consider projects to develop into television series, live events, games or other entertainment media as the parties may mutually agree.

Market and Competition

The Company believes the addressable market for Festivals and subscription boxes is large, growing and global. Further, the Company believes that it will benefit from several macro trends, including: (i) the growth of the beauty, health and wellness industry, (ii) the growth of the market for experiential, live-event entertainment, (iii) the global appeal of U.S entertainment and cultural product, (iv) the disruption of traditional models of marketing beauty, health and wellness products due to the influence of e-commerce and social media (creating an opportunity for new products and brands), and (v) wide-ranging media encouragement of life choices emphasizing longevity, anti-aging and wellness.

Festivals

Outside of sports, the live event sector is made up mostly of music concerts and festivals (Coachella, Tomorrowland, Taylor Swift), theatrical experiences (Cirque du Soleil, Broadway shows, Blue Man Group), and industry/genre-based events (Comic Cons, LA Fashion Week, Van Gogh Immersive Exhibit).

BEAUTYDAYS will draw from the most effective techniques of all three categories, including theatrical elements, large-scale "Con" experiences and best-in-class music and other entertainment content.

The Company believes the size, demographics and passion of the beauty, health and wellness industry has created an underserved market that can support additional beauty shows and will thrive as a result of new entrants. Competitors to BEAUTYDAYS include CosmoProf, which is a trade show of and for cosmetics professionals, Sephora's Sephoria, Gwyneth Paltrow's Goop Health Summit and the re-launched BeautyCon. The Company believes that in a direct comparison of offerings, the BEAUTYDAYS concept is differentiated and elevated.

Based on the expertise of its officers and directors across the following: (i) live event production, (ii) creation of successful beauty and skincare products, (iii) original theatrical experiences, (iv) top video games, (v) acclaimed fashion week and (vi) "con" productions, the Company believes that BEAUTYDAYS is poised to succeed due to an emphasis on an elevated, theatrical, and technologically cutting-edge experience with select gamified activations. The Company believes this will allow BEAUTYDAYS to create a more curated event and attract a higher-paying audience, domestically and globally.

Subscription Box

The global subscription box industry generates over $23 billion in revenues with the beauty box subset making up more than $2.6 billion. The top beauty box offerings come in two varieties: brand-driven and non-brand driven.

Brand driven boxes include: (i) the Allure Beauty Box that highlights product from the pages of its magazine, (ii) the Margo Elena box that features product from retailer Anthropologie, and (iii) the Walmart Beauty Box that has products from Walmart's shelves and website.

Non-brand boxes have product from 3rd party brands, and include: (i) Ipsy branded boxes, (ii) Birch Boxes and (iii) FabFit Fun. The BEAUTYDAYS Box will contain a variety of exclusive or limited third party products that are sourced from a mix of established and emerging brands with an emphasis on brands that are inclusive and sustainably sensitive.

The contents within the boxes are intended to be compiled along themes (sometimes by notable guest co-curators) such as "natural look", detoxification, blue-light damage reversal, special glamour needs, and relaxation, to name a few. The Company aims to further differentiate the BEAUTYDAYS Box by using LA Fashion Week and the BEAUTYDAYS Festival to build brand awareness for the BEAUTYDAYS Box, as well as promote box subscriptions via special offerings to event attendees.

Employees

The company currently has 0 full-time employees and 0 part-time employees.

Pursuant to the terms of the Management Agreement, the Parent Company will provide services to launch the Festivals and the BEAUTYDAYS Boxes. The Company will hire dedicated personnel when certain milestones are reached. See – "Use of Proceeds."

Regulation

As of May 30, 2023 the Company is not aware of any regulations to which they are required to conform.

Intellectual Property

The Company owns **www.beautydays.com** and has applied for the following trademarks:
- "BEAUTYDAYS": Trademark application no. 97783692

BEAUTYDAYS

- "BEAUTYDAYS, A N4XT Experience": Trademark application no. 97783973

BEAUTYDAYS
A N4XT EXPERIENCE

Litigation

The Company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

The Company does not lease any office space. Pursuant to the terms of the Management Agreement the Company operates from offices within Spring Place Beverly Hills and Spring Place New York.

Due Diligence

Due diligence by CrowdCheck, Inc.



RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Our company is brand new and has no operating history. The Company was incorporated as a Delaware corporation on February 2, 2023. We have no established business operations and it is unclear at this point which, if any, of our current and intended plans may come into fruition and, if they do, which ones will be a success. The Company has incurred a net loss and has not generated any revenue since inception. There is no assurance that the Company will ever be able to establish successful business operations, become profitable or generate sufficient revenues to operate our business or pay dividends.

The auditor has included a "going concern" note in the audited financials. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

If the Company cannot raise sufficient funds, it will not succeed. The Company is offering Class B Non-Voting Common Stock in the amount of up to $4,999,900 in this offering, with a Target Offering Amount of $25,000, in addition to the Investor Transaction Fee. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or to the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the Company's business. The Company produces in-person Festivals. The Company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the Class B Non-Voting Common Stock and the financial condition of the Company's investors or prospective investors, resulting in reduced demand for the Class B Non-Voting Common Stock generally. Further, such risks could result in persons avoiding Festivals. "Shelter-in-place" or other such orders by governmental entities could also disrupt the company's operations, if those employees of the company who cannot perform their duties from home are unable to report to work.

The Company depends on key personnel and faces challenges recruiting needed personnel. The Company's future success depends on the efforts of its officers, directors and Parent Company. In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit the individuals needed for its business needs. There can be no assurance that the Company will be successful in attracting and retaining the personnel the company requires to operate and be innovative.

The Company will depend upon strategic relationships to develop, exploit, and produce its Festivals and BEAUTYDAYS Boxes. If these relationships are not successful, the Company may not be able to capitalize on the market potential of these events and products. The near and long-term viability of the Company's events and products will depend, in part, on its ability to successfully establish new strategic collaborations with venues, brands, influencers and other third parties in the beauty, health and wellness space. Establishing strategic collaborations is difficult and time-consuming. Potential collaborators may reject collaborations based upon their assessment of the Company's financial, regulatory, or intellectual property position. If the Company fails to establish a sufficient number of collaborations on acceptable terms, it may not be able to commercialize its products or generate sufficient revenue to fund further business operations.

9

We operate in highly competitive industries, and competitive pressures could have a material adverse effect on our business. The live event sector in the United States is intensely competitive. It is made up of music concerts, festivals, theatrical experiences, and industry or genre-based events. The principal competitive factors in this industry include pricing, ability to produce interesting events, and responsiveness to customer preferences. If we cannot adequately compete with pricing and interest, it could adversely affect our results of operations. With respect to BEAUTYDAYS Box we compete with large established corporations that have a greater access to financial support and have a long and established reputation in the beauty, health and wellness space. The effect of this competition could also adversely affect our results of operations.

We plan on operating in foreign jurisdictions. The Company will be required to comply with the laws of those jurisdictions, including requirements for local partners, tax laws and other legal requirements. Doing business in such foreign jurisdictions entails political risk, and their judicial systems may not provide the same level of legal protections and enforcement of contract and intellectual property rights to which investors are accustomed in the United States. Investment in the Company carries more risk of loss due to foreign complications in comparison with companies that only operate domestically.

Risks Related to the Securities

Our Parent Company has control over all stockholder decisions because it controls a substantial majority of our voting stock. As a result of the Class A Voting Common Stock that our Parent Company holds, our officers and directors will be able to exercise voting rights with respect to an aggregate of 4,000,000 shares of Class A Voting Common Stock, which will represent approximately 100% of the voting power of our outstanding capital stock immediately following this offering. The Class B Non-Voting Common Stock issued in this offering will not dilute our Parent Company's voting control because the Class B Non-Voting Common Stock has no voting rights. As a result, our Parent Company has the ability to control the outcome of all matters submitted to our stockholders for approval, including the election, removal, and replacement of directors and any merger, consolidation, or sale of all or substantially all of our assets.

Your ability to transfer your securities will be limited. Currently, our Bylaws restrict Class B Common Stockholders from selling their Class B Non-Voting Common Stock. Pursuant to Section 6.01 of the Company's Bylaws, holders of Class B Non-Voting Common Stock are subject to transfer requirements and restrictions, including a right of first offer granted to the Company, along with certain notice requirements. Class A Common Stockholders are not subject to the same restrictions. In the event holders of Class B Non-Voting Common Stock wish to sell their shares it may take up to 90 days before the sale can be effected, if at all. Prior to transferring shares to most third parties, the Company will have the right to purchase all (but not less than all) of your shares that you intend to transfer. In the event the Company does not want to purchase all of the shares you wish to sell, only then will you be able to transfer your securities. Finally, all sellers will be subjected to certain transfer restrictions, including a requirement to provide notice to the Company prior to the sale to transferees. These requirements may delay or limit your ability to transfer your shares and delay or limit the ability of the third-party transferee to transfer their shares in the future, or require you and third-party transferees to incur additional costs to effectuate a share transfer.

Further, the board of directors may restrict the transfer of any of the Company's Common Stock or any other securities which the Company may now or hereafter authorize to issue. The Bylaws may be amended, altered, changed, adopted and repealed or new Bylaws may be adopted by the board of directors. The Class A Stockholders may make additional Bylaws and may alter and repeal any Bylaws whether such Bylaws were originally adopted by them or otherwise.

Our valuation and our offering price have been established internally and are difficult to assess. The Company has set the price of its Class B Non-Voting Common Stock at $10.00 per share. Valuations for companies at this stage are generally purely speculative. We have not generated any revenues so far. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Common Stock, or additional option grants may dilute the value of your holdings. You should not invest if you disagree with this valuation. See "Dilution" for more information.

There is a minimum $25,000 amount set as a condition to closing this Offering. Because this is a "best efforts" Offering with a $25,000 minimum, we will have access to any funds tendered in excess of $25,000. This might mean that very limited investments may be made in this Offering, leaving the Company without adequate capital to pursue its business plan or even to cover the expenses of this Offering.

No guarantee of return on investment. There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision. You can't easily resell the securities. There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. There can be no assurance that the Company will ever go public or get acquired by a financial investor or another company. This means the money you paid for these securities could be tied up for a long time.

The Company's management has discretion as to use of proceeds. The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated that it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the Class B Non-Voting Common Stock hereby will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend.

Future fundraising may affect the rights of investors. In order to expand, the Company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

The Company may undertake an offering under Regulation A in the near future. If the Company undertakes an offering of securities in reliance on Regulation A under the Securities Act, or registers an offering under that Act, it will have to disclose more information than in this Form C. Such information may be significantly different and investors may have made a different investment decision if they had had access to such information.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement. Investors in this offering will be bound by the subscription agreement which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the agreements, including any claims made under the federal securities laws. By signing these agreements, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreements, by a federal or state court in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under any of the agreements, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under any of the agreements, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

The table below sets forth the officers and directors of BEAUTYDAYS. The officers and directors are employees of our Parent Company.

Name	Position at BEAUTYDAYS	Employer	Age	Term of Office (If indefinite give date of appointment)
Officers				
Ciarra Pardo	Co-President	N4XT	44	February 2, 2023
Imad Izemrane	Co-President	N4XT	42	February 2, 2023
Keith Abell	Chairman and Treasurer	N4XT	66	February 2, 2023
Marcus Ticotin	Chief Operating Officer and Secretary	N4XT	61	February 2, 2023
Directors				
Ciarra Pardo	Director			February 2, 2023
Imad Izemrane	Director			February 2, 2023
Keith Abell	Director			February 2, 2023
Marcus Ticotin	Director			February 2, 2023

Ciarra Pardo, Director, Co-President

Ciarra Pardo joined the Company on February 2, 2023 (at inception) and the Parent Company in February, 2022 (at inception). In 2005 Ciarra held Creative Director positions for Geffen Records and from 2007 to 2012 Island Def Jam. Ciarra launched the production company Les Enfants Terribles in 2005. After 10 years as Rihanna's Creative Director, where she oversaw all visual including album packaging, videos, shorts, documentaries, etc, she became the Chief Creative officer of Fenty Corp from 2013 to 2019. While at Fenty Corp she launched Fenty Puma, Fenty Beauty, Fenty Fragrance, Savage X Fenty, Fenty X Dior, Fenty X Manolo Blahnik and partnerships with Sephora, Kendo, TechStyle, Samsung and more. Ciarra sits on the boards of American Express Sound since 2018 and Suttona Capital since 2022.

Imad Izemrane, Director, Co-President

Imad Izemrane joined the Company on February 2, 2023 (at inception) and the Parent Company in February 2022 (at inception). Imad Izemrane graduated from The Hague University in 1999 as a Civil and Constructional Engineer. From 1999 until 2003 Imad worked on notable projects in the field of airport consultancy, highways, tunnels and the HSL (High-Speed Railway). In 2006 Imad produced a critically acclaimed TV show "ModelMasters Holland's Next Top Model" in partnership with RTL Networks, CBS, and Endemol productions. As a result of the success of the TV show Imad founded a talent management agency in 2007. In 2010 Elite World S.A., acquired the company and merged it with Elite Model Management. Imad ran the company as a managing partner between Amsterdam and New York until the group was acquired by Pacific Global Management Group in 2013. In 2015 Imad co-founded and served as President until 2021 of Spring Place, a collaborative workspace and membership club catering primarily to the fashion, beauty and entertainment communities, in New York and Los Angeles.

Imad is also a Founding board member of LEAD Edu, a global non-profit that empowers youth through quality education and sports academies since 2015. LEAD Edu currently supports two leadership hubs – LEAD Monrovia Football Academy in Monrovia, Liberia (est. 2015) and LEAD Morocco in El Mansouria, Morocco (est. 2019).

These locations educate and train 240 full-time student athletes and provide 3000+ children with auxiliary programs annually. LEAD Edu is also the engine behind LEAD Learning, a learning solution that brings LEAD's leadership methodology to 135,000 children - and counting - in Liberia, Morocco, and Bangladesh.

Keith Abell, Director, Chairman and Treasurer

Keith Abell joined the Company in February 2023 (at inception) and the Parent Company in February 2022 (at inception). Keith Abell graduated with a BA from Brown, in 1979, an MBA from Wharton in 1986, and an MA from University of Pennsylvania in 1986 and was a Fellow of the Lauder Institute of Management and International Studies. Keith was a Vice-President at Goldman Sachs from 1986 to 1990, and a Managing Director at Blackstone from 1990 to 1994, where he founded Blackstone's Hong Kong office. Subsequently, he founded and was Vice-Chairman of GSC Group, from 1994 to 2007 which grew during his tenure into a $20 billion alternative investment manager. He was Co-Founder and Co-Chairman of a China real estate development fund in partnership with Tishman Speyer, from 2005 to 2007 and subsequently co-founded Sungate Properties, which led Chinese acquisitions in US real estate, including the GM Building and Park Avenue Plaza in NYC.

Keith was a principal of an independent film company from 1997 to 2000 which produced Academy Award winner Slingblade, Academy Award nominee You Can Count on Me, Cannes winner Henry Fool, among many other films. He also served as Chairman of the publisher of Worth magazine in the US, from 1997 to 2002 and the publisher of Time Out Beijing, Time Out Shanghai, and ILook in China from 1997 to 2007. He currently is a Director of CC Neuberger Principal Holdings III and E2 Open, is a Director and Treasurer of the National Committee on United States-China Relations and is a member of the Council on Foreign Relations.

Marcus Ticotin, Director, Chief Operating Officer and Secretary

Marcus Ticotin joined the Company in February 2023 (at inception) and the Parent Company in February 2022 (at inception). Marcus Ticotin was Technical Director at Carnegie Hall, from 1986 to 1990, producer of Kirov and Bolshoi Ballet tours, President of Triboro Films, an independent film distributor, Co-Founder and CEO of Abandon Entertainment from 1998 to present, Co-Founder and CEO of Collision Entertainment (a partnership with Miramax Film Corp.) from 2002 to 2012 and Board Member of independent game company, Mythic Entertainment, a game company funded by Abandon Entertainment from 1999 to 2006 that published the global #2 online role playing game, Dark Age of Camelot. Marcus was Acting COO of Big Block Media, a leading marketing agency from 2017 to 2018 and a Strategic Advisor and Board Member of Ace Comic Con from 2018 to present.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table shows the owners of more than 20% of Company's voting securities as of May 30, 2023:

Name and address of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
N4XT Experiences, Inc. 9800 Wilshire Blvd, Beverly Hill, CA 91212	4,000,000 shares of Class A Common Stock	100%
N4XT Experiences, Inc. 9800 Wilshire Blvd, Beverly Hill, CA 91212	500,000 shares of Class B Common Stock	No Voting Power

The following table describes our capital structure as of May 30, 2023:

Class of Equity	Authorized Limit	Issued and Outstanding	Committed, Not-issued*	Available*
Class A Voting Common Stock	6,000,000	4,000,000		2,000,000
Class B Non-Voting Common Stock	2,000,000	500,000	500,000	1,500,000

* 500,000 shares of Class B Non-Voting Common Stock reserved for this Regulation CF Offering.

USE OF PROCEEDS

The Company anticipates using the proceeds from this offering in the following manner:

Purpose or Use of Funds	Expenses for a $25,000 Raise	Expenses for a $5,000,000 Raise
N4XT Management Fee		450,000
Personnel Costs		504,000
Event Marketing		200,000
Advance Production Costs		400,000
Subscription Box Development		100,000
App Development		250,000
Corporate Overhead		393,250
Regulation CF Marketing		1,057,000
Intermediary , Inclusive of amounts received from the Investor Transaction Fee(1)	$2,125	592,500
Other Offering costs	$22,875	437,500
Reserve		615,750
Total	**25,000**	**5,000,000**

    (1) We will charge each investor a fee of 3% of their total investment (not to exceed $100.00 per investment) and will use that fee to pay a portion of the offering expenses to the Intermediary.

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

FINANCIAL DISCUSSION

Financial statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were audited by Assurance Dimensions. The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Offering Statement.

The Company's revenues for the period from February 2, 2023 ("Inception") to March 31, 2023, were $0. The Company's operating expenses consist of general and administrative. The Company spent $7,037 on incorporation costs, legal, trademark filing and audit. As a result of the foregoing factors, the Company's net loss from operations was $7,037.

Plan of Operations and Milestones

We are not yet operational. Contingent on the amount raised in relation to the amount spent on advertising for this Offering, we have established the following milestones in our plan of operations:

- If we raise $2,000,000 we intend to use the net proceeds to produce 1 Festival and may launch another Regulation CF or a Regulation A offering. If needed, our Parent Company may increase its loan to BEAUTYDAYS in order to cover needed overhead.
- If we raise $3,000,000 we intend to use the net proceeds to produce 1-2 Festivals and launch our Regulation A offering.
- If we raise $4,000,000 we intend to use the net proceeds to produce 2 Festivals and launch our Regulation A offering.
- If we raise $5,000,000 we intend to use the net proceeds to produce 3 or more Festivals and launch our Regulation A offering.

Liquidity and Capital Resources

To date, the Company has not earned any revenues and is still a "development stage company". The Company has recorded losses from the time of inception in the total amount of $7,037.

The Company was initially capitalized by advances in the amount of $95,486 from our Parent Company to fund startup operations. The Company formalized this payable on February 1, 2023 by entering into a zero-interest loan agreement for up to $500,000. The full balance will be due at the earlier of when and if the Company achieves a minimum raise of $3,000,000 from this Regulation CF Offering or December 31, 2024, whichever occurs first. However, we note that this agreement is between related parties. Therefore, there is no guarantee that the rates or terms are commensurate with arm's-length arrangements. These advances are recorded as a related party payable.

The Company had approximately $0 cash on hand as of May 30, 2023. Currently, we estimate our monthly burn rate (net cash out) to be $20,000 until we receive proceeds from this Offering.

Indebtedness

As of March 31, 2023, pursuant to the terms of the loan agreement, the Company had borrowed $95,486 from N4XT, for start-up and capital raise costs. Pursuant to the terms of the loan agreement, N4XT may loan the Company up to $500,000. The full balance will be due at the earlier of when and if the Company achieves a minimum raise of $3,000,000 from this Regulation CF Offering or December 31, 2024, whichever occurs first. However, we note that this agreement is between related parties. Therefore, there is no guarantee that the rates or terms are commensurate with arm's-length arrangements. These advances are recorded as a related party payable. The loan has a 0% interest rate.

Trends

The Company believes the following are the most important trends that should continue to shape the beauty, health and wellness market:

- Beauty, health and wellness was estimated to be over $4 trillion in 2020 (Statista).
- The market for global event industry was worth over $700 billion in 2020 (Statista).
- The beauty industry is expected to grow 6% annually through 2027 (McKinsey).
- The recent disruption of traditional models of marketing beauty and wellness products due to the influence of e-commerce and social media (creating an opportunity for new products and brands).
- Wide-ranging media encouragement of life choices emphasizing longevity, anti-aging and wellness.

We anticipate all these market trends will positively impact the operating segments of the Company and present an opportunity to continue expanding our business.

RELATED PARTY TRANSACTIONS

Loans

On February 1, 2023, the Company and N4XT entered into a loan agreement. Pursuant to the terms of the loan agreement, N4XT may loan the Company up to $500,000. The full balance will be due at the earlier of when and if the Company achieves a minimum raise of $3,000,000 from this Regulation CF Offering or December 31, 2024, whichever occurs first. However, we note that this agreement is between related parties. Therefore, there is no guarantee that the rates or terms are commensurate with arm's-length arrangements. These advances are recorded as a related party payable. The loan has a 0% interest rate. As of March 31, 2023, pursuant to the terms of the loan agreement, the Company had borrowed $95,486 from N4XT, for start-up and capital raise costs.

Management Services Agreement

On May 5, 2023 the Company and N4XT entered into a Management Agreement. Pursuant to the terms of the Management Agreement, N4XT will manage the Company with respect to matters that relate to live event production, the securing of strategic partners and financial sponsors, creative concept development, event and product design, celebrity/influencer relationships, capital raising and other matters related to the business, administration and policies of Company. In return, commencing August 1, 2023, the Company agrees to pay to N4XT a monthly fee of $25,000 (the "Executive Management Fee") and, commencing February 1, 2024, a monthly Executive Management Fee equal to the higher of $50,000 (fifty-thousand dollars) or 3% of all revenues received by Company during the previous month.

Intellectual Property Licensing Agreement

On May 5, 2023 the Company and LAFW entered into an intellectual property licensing agreement. Pursuant to the terms of the agreement the Company has obtained the right to use the various intellectual property rights owned by LAFW in connection with the production of the Company's Festivals and any other related business, products and services.

RECENT OFFERINGS OF SECURITIES

The Company has made the following issuances of securities since inception:

- On March 17, 2023 the Company issued 4,000,000 Class A Common Stock shares and 500,000 Class B Common Stock to its sole shareholder, N4XT, as founders shares for $0 in reliance on Section 4(a)(2) of the Securities Act.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects BEAUTYDAYS Certificate of Incorporation, as amended and does not purport to be complete and is qualified in its entirety by the Certificate of Incorporation and its Bylaws. For a complete description of the Company's capital stock, you should refer to our Certificate of Incorporation, as amended and our Bylaws and applicable provisions of the Delaware General Corporation Law.

General

The Company's authorized securities consists of 8,000,000 shares of Common Stock of which 6,000,000 shares are Class A Voting Common Stock and 2,000,000 shares are Class B Non-Voting Common Stock.

As of May 30, 2023, there were 4,000,000 shares of Class A Voting Common Stock outstanding and 500,000 shares of Class B Non-Voting Common Stock outstanding. For this offering, the Company is issuing Class B Non-Voting Common Stock at $10.00 per share, plus a 3% Investor Transaction Fee (not to exceed $100.00 per investment). The minimum individual subscription amount is $1,000 (100 shares of Class B Non-Voting Common Stock), plus $30 (3%) Investor Transaction Fee.

Class B Non-Voting Common Stock has the same rights and powers of, ranks equally to, shares ratably with and is identical in all respects, and as to all matters to Class A Voting Common Stock; except: (i) our Class B Non-Voting Common Stock is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware Law and (ii) our Class B Non-Voting Common Stock is subject to a right of first refusal provision pursuant to Section 6.01 of the Company's By-laws.

Common Stock

Dividend Rights
Holders of Class A Voting Common Stock and Class B Non-Voting Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights
Each holder of Class A Voting Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Holders of Class B Non-Voting Common Stock are not entitled to voting rights.

Right to Receive Liquidation Distributions
In the event of the Company's liquidation, dissolution, or winding up, holders of its Class A Voting Common Stock and Class B Non-Voting Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company's debts and other liabilities.

Rights and Preferences
Holders of the Company's Class A Voting Common Stock and Class B Non-Voting Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the Company's Class A Voting Common Stock or Class B Non-Voting Common Stock.

The rights, preferences and privileges of the holders of the Company's Class A Voting Common Stock and Class B Non-Voting Common Stock are subject to and may be adversely affected by the rights of the holders of shares of any additional classes of stock that we may designate in the future.

Right of First Refusal

Pursuant to Section 6.01 of the Company's Bylaws no holder of Class B Non-Voting Common Stock shall sell, assign, pledge, or in any manner transfer any of the shares of Class B Non-Voting Common Stock of the Company except by a transfer which meets the following requirements:

- Written notice shall be given to the Company's transfer agent. The notice shall name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer.
- The Company has ninety (90) days following receipt of such notice to determine whether it wants to purchase all (but not less than all) of the shares specified in the notice at the price and upon the terms set forth in such notice.
- In the event the Company does not elect to acquire the Class B Non-Voting Common Stock, the stockholder has up to sixty (60) days after notice from the Company or expiration of the Company's right of refusal to transfer the shares.

The following transactions are not subject to the right of first refusal:

- Transfers to the holder's immediate family members or to a custodian or trustee for the benefit of the holder or the holder's immediate family members or
- Transfers to any limited partnership of which the holder, members of such holder's immediate family or any trust for the account of such holder or such holder's immediate family will be the general or limited partner(s) of such partnership.

"Immediate family" means spouse, lineal descendant, father, mother, brother, or sister of the holder making such transfer.

What it Means to be a Minority Holder

As an investor in Class B Non-Voting Common Stock of the Company, you will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Transferability of securities

For a year, subject to the right of first refusal described above, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the Company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The Company has selected DealMaker Transfer Agent, LLC, an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the Company's securities.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most frequently occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2022 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future) and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of a company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When a company seeks cash investments from outside investors, like you, new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets.

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price for our current offering was determined based on the following information:

The valuation was made internally, using generally accepted valuation methods such as Discounted Cash Flow ("DCF"). The DCF valuation model was made using industry-standard variables over the 7-year business plan (2023-2030) developed by the Company, assuming sales for Festivals, Boxes as well as ancillary products. The model has utilized discounted cash flow estimates taking into account speculative elements.

REGULATORY INFORMATION

Disqualification

Neither the Company nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The Company has not filed annual reports to date. The Company is required to file a report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year end (December 31). Once posted, the annual report may be found on the company's website at www.beautydays.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:

(1)   it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000;

(3)   it has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   it liquidates or dissolves its business in accordance with state law.

Compliance failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Confirmation Process: In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor. Additionally, as noted above, investors will be required to pay an Investor Transaction Fee to the Company to help offset transaction costs equal to 3% per investment (not to exceed $100.00 per investment). This fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding as described herein and is in addition to the $1,000 minimum investment amount per investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Amount on the date of the expedited Offering Deadline.

Investment Cancellations: Investors will have up to 48 hours prior to the end of each offering period to change their minds and cancel their investment commitments for any reason. Once an offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount.

During a rolling closing, those investors that have committed funds will be provided three days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C.

There are four primary requirements for early close of the offering, provided the target amount has been reached:

- The offering has been open for at least 21 days.
- A notice is sent to potential investors and investors who have made commitments that have not yet been accepted, which includes the new anticipated deadline date of the offering, the right to cancel until 48 hours prior to the new anticipated deadline date, and whether new investment commitments will be accepted during the 48-hour period prior to the new anticipated deadline date.
- The new anticipated deadline date is scheduled for at least five business days after the notice above is provided.
- At the time of the new anticipated deadline date, the issuer continues to meet/exceed the target amount.

Investor Perks

The Company is providing specific perks to certain investors who invest in this Offering.

The list below presents the investment level to receive the stated perk, and the Company estimate of the cash value of the perk. The approximate cash value is based on the Company's estimates (1).

For the first 100 investors - $1,000+ Investment Package*: Estimated Value – $1,500*
- One entry to a BEAUTYDAYS Festival (2)
- BEAUTYDAYS swag bag (includes items such as cosmetics, T-shirts, discounts, promotional give-aways, bag etc.)(3)
- Lifetime BEAUTYDAYS club membership (4)

The Creators Package - $2,000+ Investment: *Estimated Value – $2,750*
- Two entries to BEAUTYDAYS Festival (2)
- Two BEAUTYDAYS special event passes (2)
- BEAUTYDAYS swag bag (includes items such as cosmetics, T-shirts, discounts, promotional give-aways, bag etc.)(3)
- Lifetime BEAUTYDAYS club membership (4)

The Influencer Package - $5,000+: *Estimated Value –$4,750*
- Two entries to BEAUTYDAYS Festival (2)
- Two BEAUTYDAYS special event passes (2)
- BEAUTYDAYS swag bag (includes items such as cosmetics, T-shirts, discounts, promotional give-aways, bag etc.)(3)
- Lifetime BEAUTYDAYS club membership (4)
- Two entries to Invite-Only LA Fashion Week (2)

Premium Packages
The Entrepreneur Package - $10,000+ Investment: *Estimated Value – $16,750*
- Two VIP passes to BEAUTYDAYS Festival (2)
- Two VIP passes to Invite-Only LA Fashion Week (2)
- BEAUTYBOX subscription for 1 year including 1 limited edition bonus box (3)
- BEAUTYDAYS swag bag (includes items such as cosmetics, T-shirts, discounts, promotional give-aways, bag etc.)(3)
- Lifetime BEAUTYDAYS club membership (4)

The Spring Package - $15,000+ Investment: *Estimated Value – $26,750*
- Two VIP passes to BEAUTYDAYS Festival (2)
- Two VIP passes to Invite-Only LA Fashion Week (2)
- BEAUTYBOX subscription for 1 year including 1 limited edition bonus box
- BEAUTYDAYS swag bag (includes items such as cosmetics, T-shirts, discounts, promotional give-aways, bag etc.)(3)

- Lifetime BEAUTYDAYS Club Membership (4)
- Two BEAUTYDAYS special event entries (2)
- Two Invite-Only LA Fashion Week special event entries (2)
- One-year Spring Place community membership (4)

The Innovator Package - $25,000+ Investment *Estimated Value – $51,750*
- Four VIP passes to BEAUTYDAYS Festival (2)
- Four VIP passes to Invite-Only LA Fashion Week (2)
- BEAUTYBOX subscription for 1 year including 1 limited edition bonus box (3)
- Lifetime BEAUTYDAYS club membership (4)
- BEAUTYDAYS swag bag (includes items such as cosmetics, T-shirts, discounts, promotional give-aways, bag etc.)(3)
- Two BEAUTYDAYS special event entries (2)
- Two entries to Invite-Only LA Fashion Week special event (2)
- One-year Spring Place community membership (4)
- One consultation with a celebrity stylist in Los Angeles or remotely (3)

The Visionary Package - $50,000+ Investment: *Estimated Value – $115,250*
- Four VIP passes to BEAUTYDAYS Festival (2)
- Four VIP passes to Invite-Only LA Fashion Week (2)
- BEAUTYBOX subscription for 1 year including 1 limited edition bonus box
- Lifetime BEAUTYDAYS club membership (4)
- BEAUTYDAYS swag bag (includes items such as cosmetics, T-shirts, discounts, promotional give-aways, bag etc.)(3)
- Two BEAUTYDAYS special event entries (2)
- Two entries to Invite-Only LA Fashion Week special event (2)
- One-year Spring Place community membership (4)
- One consultation with a celebrity stylist in Los Angeles or remotely (3)
- Four Backstage and VIP lounge passes to BEAUTYDAYS Festival (2)
- Four entries to Invite-Only Backstage and VIP lounge passes to LA Fashion Week (2)
- BEAUTYDAYS opening party: VIP table & bottle service for up to 10 guests (2)
- BEAUTYDAYS closing party: VIP table & bottle service for up to 10 guests (2)
- BEAUTYDAYS red carpet appearance (2)
- LA Fashion Week red carpet appearance (2)
- Ability to co-curate and obtain naming rights to a BEAUTYBOX (2)(5)

The Founder Package - 100,000+ Investment: *Estimated Value – $235,250*
- Four VIP passes to a BEAUTYDAYS Festival (2)
- Four VIP passes to Invite-Only LA Fashion Week (2)
- BEAUTYBOX subscription for 1 year including 1 limited edition bonus box
- Lifetime BEAUTYDAYS club membership (4)
- BEAUTYDAYS swag bag (includes items such as cosmetics, T-shirts, discounts, promotional give-aways, bag etc.) (3)
- Two BEAUTYDAYS special event entries (2)
- Two entries to Invite-Only LA Fashion Week special event (2)
- One-year Spring Place community membership (4)
- One consultation with a celebrity stylist in Los Angeles or remotely (3)
- Four Backstage and VIP lounge passes to BEAUTYDAYS Festival (2)
- Four entries to Invite-Only Backstage and VIP lounge passes to LA Fashion Week (2)
- BEAUTYDAYS opening party: VIP table & bottle service for up to 10 guests (2)
- BEAUTYDAYS closing party: VIP table & bottle service for up to 10 guests (2)
- BEAUTYDAYS red carpet appearance (2)

- LA Fashion Week red carpet appearance (2)
- Ability to co-curate and obtain naming rights to a BEAUTYBOX (2)(5)
- LA Fashion Week opening party: VIP table & bottle service for up to 10 guests (2)
- LA Fashion Week closing party: VIP table & bottle service for up to 10 guests (2)
- Two invites to an exclusive Founders' Dinner with Company executives and select guests (3)
- Two invites to exclusive LA Fashion Week premier event (3)
- One Photoshoot with a supermodel and a celebrity photographer (3)

_____

(1) The Company offers no opinion regarding the tax treatment of these perks which are a "thank you" to investors that help the Company achieve its mission. It is recommended that investors consult a tax professional to fully understand any tax implications of receiving any perks before investing. The Company has the discretion to modify or discontinue some or all of the benefits at any time and in its sole discretion.
(2) The Company envisions that the Festivals will occur in multiple cities at various dates. The passes have no expiration date. The location and date in which the tickets are redeemed is determined by the investor and subject to the approval by the Company, in its sole discretion.
(3) Subject to change in the sole discretion of the Company.
(4) Spring Place memberships are generally offered only to active participants in the creative community following an exclusive application process. The approval process is being waived for BEAUTYDAYS investors who acquire this package, as a perk, due to their investment in this Regulation CF Offering.   These investor recipients are: (i) subject to the same rules of conduct and all other terms applicable to all Spring Place members and (ii) will receive access to both the New York and Los Angeles locations. The Spring Place community membership is only available in limited quantities, as follows:
    - $15,000 investment: 25 memberships available.
    - $25,000 investment: additional 10 memberships available.
    - $50,000 investment: additional 10 memberships available.
    - $100,000 investment: additional 5 memberships available.
(5) Subject to approval by and in the sole discretion of the Company.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found here, www.invest.beautydays.com.

Financial Statements and Report of Independent Certified Public Accountants

Beauty Days, Inc.

March 31, 2023

Beauty Days, Inc.

Table of Contents



Independent Auditor's Report

To the Board of Directors and Stockholders of **Beauty Days, Inc.**

Opinion

We have audited the accompanying financial statements of **Beauty Days, Inc.** which comprise the balance sheet as of March 31, 2023 and the related statements of operations, stockholders' deficit, and cash flows for the period from February 2, 2023 (inception) to March 31, 2023, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Beauty Days, Inc.** as of March 31, 2023 and the related statements of operations, stockholders' deficit, and cash flows for the period from February 2, 2023 (inception) to March 31, 2023, with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of **Beauty Days, Inc.** and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about **Beauty Days, Inc.**'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com



In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of **Beauty Days, Inc.**'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about **Beauty Days, Inc.**'s ability to continue as a going concern for a reasonable period of time.

Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note C to the financial statements include no assets or equity. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note C. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Assurance Dimensions

Tampa, Florida

April 24, 2023

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

Beauty Days Inc.
Balance Sheet
March 31, 2023

ASSETS

Current Assets		
Cash	$	-
Prepaid Expenses		99
Deferred Offering Costs		69,500
Total Current Assets		69,599
Company Domain		18,850
TOTAL ASSETS	$	88,449

LIABILITIES AND STOCKHOLDER'S DEFICIT

Current Liabilities		
Due to Related Party	$	95,486
Total Current Liabilities		95,486
TOTAL LIABILITIES		95,486
Stockholder's Deficit		
Class A Common Stock , par value $0.0001, 6,000,000 authorized, 4,000,000 issued and outstanding as of March 31, 2023		-
Class B Common Stock, par value $0.0001, 2,000,000 authorized, 500,000 issued and outstanding as of March 31, 2023		-
Additional paid in capital		-
Retained earnings		(7,037)
TOTAL STOCKHOLDER'S DEFICIT		(7,037)
TOTAL LIABILITIES AND STOCKHOLDER'S DEFICIT	$	88,449

The accompanying notes are an integral part of this financial statement.

Beauty Days Inc.
Statement of Operations
For the period from Feb 2, 2023 to March 31, 2023

REVENUE		
Total revenue	$	-
EXPENSES		
Total operating expenses		7,037
LOSS FROM OPERATIONS		(7,037)
OTHER INCOME (EXPENSES)		-
NET LOSS	$	(7,037)

The accompanying notes are an integral part of this financial statement.

P a g e | 4

Beauty Days Inc.
Statement of Stockholder's Deficit
For the period from Feb 2, 2023 to March 31, 2023

	Class A Common Stock $0.0001 Par Value		Class B Common Stock $0.0001 Par Value		Additional Paid In Capital	Retained Earnings	Total
	Number	Amount	Number	Amount			
Feb 2, 2023	-	$ -	-	$ -	$ -		$ -
Issuance of founders shares	4,000,000	-	500,000	-	-	-	-
Net income (loss)	-		-		-	(7,037)	(7,037)
March 31, 2023	4,000,000	-	500,000	-	$ -	$ (7,037)	$ (7,037)

The accompanying notes are an integral part of this financial statement.

Beauty Days Inc.

Statement of Cash Flows

For the period from Feb 2, 2023 to March 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(7,037)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Total operating expenses		7,037
Net cash provided by operating activities		-
CASH FLOWS FROM INVESTING ACTIVITIES		
Net cash (used in) investing activities		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Contribution from shareholder		-
Net cash provided by financing activities		-
NET INCREASE IN CASH		-
Cash at beginning of year		-
Cash at end of year	$	-
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during year for interest	$	-
Cash paid during year for income taxes	$	-

The accompanying notes are an integral part of this financial statement.

Beauty Days Inc.

Notes to Financial Statements
March 31, 2023

Note A – Nature of Business and Organization

Beauty Days, Inc. ("the Company") is a wholly owned subsidiary of N4XT Experiences Inc. and was organized in February 2023 in the State of Delaware. Headquartered in Beverly Hills, California. The Company plans to create a series of beauty, health and wellness festivals that will tour major US and global cities throughout the year and create a subscription service that periodically delivers "Beauty boxes" containing curated best-in-class beauty, health and wellness products to its subscribers. The Company operates out of offices at Spring Place Beverly Hills in Los Angeles.

Note B – Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of less than three months to be cash and cash equivalents.

Prepaid Expenses

The Company has recognized prepaid expenses in its financial statements as of March 31, 2023 which represent payments made in advance for goods or services to be received in the future. Prepaid expenses are recognized as assets when payment is made and are amortized to expense over the period in which the related goods or services are received.

Deferred Offering Costs

Deferred offering costs represent amounts paid for legal, consulting, and other offering expenses in conjunction with the in-process Offering Circular. These costs are recognized as an offset against the proceeds upon consummation of the offering. As of March 31, 2023, the Company has deferred $69,500 related to the Company's Offering Circular of its common stock.

Domain

Domain represents the cost paid for the Company's web address. This asset is recorded at cost and is reviewed for impairment annually. No impairment was deemed necessary as of March 31, 2023.

Related Party Liability

At March 31, 2023, the Company owed N4XT Experiences, Inc, its sole shareholder, $95,486 for start-up and capital raise costs that were paid by that party. This amount will come due at the earlier of when and if Company achieves a minimum raise of $3 million from its Reg CF offering commencing in April or May of 2023 or December 31, 2024, whichever occurs first. This amount due is not subject to interest.

Note A – Nature of Business and Organization (continued)

Income Taxes

The Company accounts for income tax using the asset and liability method prescribed by ASC 740, "Income Taxes". Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the year in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date. Based on the limited activity in 2023 and the related valuation allowances the disclosure for income taxes is immaterial as of March 31, 2023.

The Company adopted the income tax standard for uncertain tax positions. As a result of this implementation, the Company evaluated its tax positions and determined that it has no uncertain tax positions as of March 31, 2023. The Company's 2023 tax year is open for examination for federal and state taxing authorities.

Note C – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The ability of the Company to continue as a going concern is dependent upon future sales and obtaining additional capital and financing. While the Company believes in the viability of its ability to raise additional funds, there can be no assurances to that effect. The financial statements do not include adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Note D – Stockholder's Deficit

Stockholder's equity consists of two class of shares - Class A Common Stock with voting rights and Class B Common Stock without voting rights. As of March 31, 2023 the Company approved authorization of 6,000,000 Class A Common Stock with par value $0.0001 and issuance of 4,000,000, and authorization of 2,000,000 Class B Common Stock with par value $0.0001 and issuance of 500,000. From inception to March 31, 2023 the Company granted 4,000,000 Class A Common Stock shares and 500,000 Class B Common Stock to its sole shareholder N4XT Experiences, Inc. as founders shares for $0.

Note E – Related Party Transactions

At March 31, 2023, the Company owed a related party $95,486 for start-up costs and capital raise costs that were paid by that party.

Beauty Days Inc.

Notes to Financial Statements
March 31, 2023

Note F – Commitments and Contingencies

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company's management assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Note G– Subsequent Events

Management has assessed subsequent events through April 24, 2023, the date on which the financial statements were available to be issued.

CERTIFICATE OF INCORPORATION

OF

Beauty Days, Inc.

FIRST. The name of the corporation is Beauty Days, Inc.

SECOND. The corporation's registered office in the State of Delaware is located at 108 Lakeland Ave, Dover, County of , DE 19901. The name of its registered agent at such address is CAPITOL SERVICES, INC.

THIRD. The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware.

FOURTH. The corporation is authorized to issue one class of stock to be designated "Common Stock." The total number of shares which the corporation shall have the authority to issue is 10,000,000 shares of Common Stock, and the par value of each of such shares is .001.

FIFTH. The incorporator of the corporation is LegalZoom.com, Inc., and its mailing address is 101 N. Brand Blvd., 11th Floor, Glendale, CA 91203.

SIXTH. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the corporation is expressly authorized to adopt, amend or repeal bylaws of the corporation.

SEVENTH. Elections of directors need not be by written ballot except and to the extent provided in the bylaws of the corporation.

EIGHTH. The personal liability of the directors of the corporation for monetary damages for breach of fiduciary duty as a director shall be eliminated to the fullest extent permitted by the General Corporation Law of Delaware. The corporation is authorized to indemnify, and advance expenses, to its officers, employees, other agents of the corporation and any other person to which the General Corporation Law of Delaware permits the corporation to provide indemnification to the fullest extent permitted by applicable law.

Any repeal or modification of this Section Eighth, by amendment of such section or by operation of law, shall not adversely affect any right or protection of a director, officer, employee or other agent of the corporation existing at the time of, or increase the liability of any such person with respect to any acts or omissions in their capacity as a director, officer, employee, or other agent of the corporation occurring prior to, such repeal or modification.

I, the undersigned, as the sole incorporator of the corporation, hereby declare and certify that this certificate of incorporation is my act and deed and that the facts stated in this Certificate of Incorporation are true.

Date: February 2, 2023

/s/ Cheyenne Moseley
LegalZoom.com, Inc., Incorporator
By: Cheyenne Moseley, Assistant Secretary

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF AMENDMENT OF "BEAUTY DAYS, INC.",

FILED IN THIS OFFICE ON THE FOURTH DAY OF APRIL, A.D. 2023, AT

3:33 O`CLOCK P.M.





Jeffrey W. Bullock, Secretary of State

7275387 8100

SR# 20231291530

Authentication: 203079231

Date: 04-05-23

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:33 PM 04/04/2023
FILED 03:33 PM 04/04/2023
SR 20231291530 - File Number 7275387

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION
OF
BEAUTY DAYS, INC.

Beauty Days, Inc. (the "corporation"), a corporation organized and existing under the laws of the State of Delaware, does hereby certify:

FIRST: That the Certificate of Incorporation of the corporation is hereby amended by deleting Section FOURTH thereof in its entirety and inserting the following in lieu thereof:

"FOURTH.

(a) <u>Stock</u>. The total number of shares of stock which the corporation shall have authority to issue is 7,000,000 shares of stock, consisting of 5,000,000 shares of common stock, $0.0001 par value per share (the "Common Stock") and 2,000,000 shares of non-voting common stock, $0.0001 par value per share (the "Non-Voting Common Stock").

(b) <u>Generally</u>. Except as otherwise required by applicable law or this Certificate of Incorporation, shares of Common Stock and Non-Voting Common Stock shall have the same rights and powers, rank equally (including as to dividends and distributions, and on any liquidation, dissolution or winding up of the corporation), share ratably and be identical in all respects as to all matters.

(c) <u>Voting</u>. Except as may otherwise be provided by applicable law or this Certificate of Incorporation, (i) each holder of Common Stock, as such, shall be entitled to one vote for each share of Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote, and (ii) the Non-Voting Common Stock will have no voting rights and no holder thereof, as such, shall be entitled to vote on any matter. The authorized number of shares of the Non-Voting Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the stock of the corporation entitled to vote, and no separate vote of the Non-Voting Common Stock as a class shall be necessary to effect such change."

SECOND: That the foregoing amendment was duly adopted in accordance with the provisions of Section 242 and Section 228 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the corporation has caused this Certificate of Amendment of the Certificate of Incorporation to be executed by a duly authorized officer this 4th day of April, 2023.

BEAUTY DAYS, INC.

DocuSigned by:

Marcus Ticotin

7771892FB4A248E...

By: /s/ Marcus Ticotin

Name: Marcus Ticotin

Title: COO

[Signature Page to Certificate of Amendment to Certificate of Incorporation]

DocuSigned by:

Marcus Ticotin

7771892FB4A248E...

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF AMENDMENT OF "BEAUTY DAYS, INC.",

FILED IN THIS OFFICE ON THE FOURTEENTH DAY OF APRIL, A.D. 2023,

AT 4:26 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State



7275387 8100

SR# 20231453800

Authentication: 203152478

Date: 04-17-23

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:26 PM 04/14/2023
FILED 04:26 PM 04/14/2023
SR 20231453800 - File Number 7275387

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION
OF
BEAUTY DAYS, INC.

Beauty Days, Inc. (the "corporation"), a corporation organized and existing under the laws of the State of Delaware, does hereby certify:

FIRST: That the Certificate of Incorporation of the corporation is hereby amended by deleting Section FOURTH thereof in its entirety and inserting the following in lieu thereof:

"FOURTH.

(a) <u>Stock</u>. The total number of shares of stock which the corporation shall have authority to issue is 8,000,000 shares of stock, consisting of 6,000,000 shares of common stock, $0.0001 par value per share (the "Common Stock") and 2,000,000 shares of non-voting common stock, $0.0001 par value per share (the "Non-Voting Common Stock").

(b) <u>Generally</u>. Except as otherwise required by applicable law or this Certificate of Incorporation, shares of Common Stock and Non-Voting Common Stock shall have the same rights and powers, rank equally (including as to dividends and distributions, and on any liquidation, dissolution or winding up of the corporation), share ratably and be identical in all respects as to all matters.

(c) <u>Voting</u>. Except as may otherwise be provided by applicable law or this Certificate of Incorporation, (i) each holder of Common Stock, as such, shall be entitled to one vote for each share of Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote, and (ii) the Non-Voting Common Stock will have no voting rights and no holder thereof, as such, shall be entitled to vote on any matter. The authorized number of shares of the Non-Voting Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the stock of the corporation entitled to vote, and no separate vote of the Non-Voting Common Stock as a class shall be necessary to effect such change."

SECOND: That the foregoing amendment was duly adopted in accordance with the provisions of Section 242 and Section 228 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the corporation has caused this Certificate of Amendment of the Certificate of Incorporation to be executed by a duly authorized officer this 14th day of April, 2023.

BEAUTY DAYS, INC.

DocuSigned by:
Marcus Ticotin
7771892FB4A248E...

By: /s/ Marcus Ticotin
Name: Marcus Ticotin
Title: COO

[*Signature Page to Certificate of Amendment to Certificate of Incorporation*]

DocuSigned by:
Marcus Ticotin
7771892FB4A248E...

SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(e). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING

THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: Beauty Days, Inc.
        9800 Wilshire Blvd
        Beverly Hills, CA 90212

Ladies and Gentlemen:

1. <u>Subscription</u>.

(a)   The undersigned ("Subscriber") hereby subscribes for and agrees to purchase Class B Non-Voting Common Stock (the "Securities"), of Beauty Days, Inc., a Delaware Corporation (the "Company"), at a purchase price of $10.00 per share of Class B Non-Voting Common Stock for all shares purchased ("Aggregate Subscription Price"), plus a 3% investor transaction fee, not to exceed $100.00 per investment, upon the terms and conditions set forth herein. The rights of the Class B Non-Voting Common Stock are as set forth in the Amended and Restated Certificate of Incorporation and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b)   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c)   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d)   The aggregate number of Securities sold shall not exceed 499,990 (the "Oversubscription Offering").   The Company may accept subscriptions until April 30, 2024 (the "Termination Date"). Providing that subscriptions for $25,000 of Securities, plus a 3% investor transaction fee (not to exceed $100.00 per investment) are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

(f)   Subscriber acknowledges that any cancellation of this Subscription Agreement can be made up to 48-hours prior to the earlier of the Closing Date or Termination Date.

2. Purchase Procedure.

(a)   Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)   Escrow arrangements. Payment for the Securities shall be received by Enterprise Bank & Trust (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified by DealMaker Transfer Agent, LLC, (the "Transfer Agent"), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3.   Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)   Organization and Standing. The Company is a Delaware Corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)   Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

(d)   Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)   Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at March 31, 2023 and the related consolidated statements of income and cash flows for the period since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. Assurance Dimensions, which has audited the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g)   Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h)   Litigation. Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4.   Representations and Warranties of Subscriber.   By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

(a)   Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c)   Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d)   Resales. Subscriber agrees that, subject to the right of first refusal set forth in the Company's bylaws, during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

  (i) To the Company;

  (ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

  (iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e)　　Investment Limits. Subscriber represents that:

(i)　Subscriber meets the definition of Accredited Investor under Rule 501 as set forth in the attached U.S. Investor Questionnaire; or

(ii)　Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, does not exceed the greater of (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

(iii)　Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, does not exceed 10% of the greater of its annual income or net worth, and does not exceed $124,000.

Subscriber represents that to the extent it has any questions with respect to its status as an accredited investor, or the application of the investment limits, it has sought professional advice.

(f)　　Shareholder information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g)　　Company Information.　Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Circular. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h)   Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j)   Acknowledgement of Right of First Refusal. Subscriber acknowledges that the Company is granted a right of first refusal pursuant to Section 6.01 of the Company's bylaws and agrees to comply with the terms of such right.

5. Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6. Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7.   Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN DELAWARE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE

JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 10 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8.   Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to:

Beauty Days, Inc.

9800 Wilshire Blvd, Beverly Hills, CA
90212

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9.   Miscellaneous.

(a)   All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b)   This Subscription Agreement is not transferable or assignable by Subscriber.

(c)   The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d)   None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e)   In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f)   The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g)   This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h)   The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i)   The terms and provisions of this Subscription Agreement, specifically Sections 4(f), 5, 6, and 8 of this Subscription Agreement, shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall acknowledge, agree, and be bound by the representations and warranties of Subscriber, and the terms of this Subscription Agreement.

(j)   The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(k)   This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(l)   If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(m)   No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

BY-LAWS
of
BEAUTY DAYS INC.

ARTICLE I
OFFICES

Section 1.01 Offices. The address of the registered office of Beauty Days Inc. (hereinafter called the "**Corporation**") in the State of Delaware shall be at 108 Lakeland Avenue, Dover, Delaware 19901. The Corporation may have other offices, both within and without the State of Delaware, as the board of directors of the Corporation (the "**Board of Directors**") from time to time shall determine or the business of the Corporation may require.

Section 1.02 Books and Records. Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be maintained on any information storage device or method; *provided that* the records so kept can be converted into clearly legible paper form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to applicable law.

ARTICLE II
MEETINGS OF THE STOCKHOLDERS

Section 2.01 Stock Ownership. The Corporation shall have two (2) classes of Common Stock: Class A Common Stock and Class B Common Stock. The designations, preferences, limitations and relative rights of the classes of Common Stock shall be as set forth in the Certificate of Incorporation and described herein. The Class A Common Stock shall be voting stock. The holders of the Class A Common Stock (the "**Class A Stockholders**") shall be entitled to cast (1) vote per share of Class A Common Stock on all matters coming before a vote of the stockholders. The Class B Common Stock shall be non-voting stock, and the holders of Class B Common Stock (the "**Class B Stockholders**") shall not be entitled to receive notice of or attend meetings of the stockholders, or cast votes on matters coming before a vote of the stockholders, except as required by applicable law.

Section 2.02 Place of Meetings. All meetings of the Class A Stockholders shall be held at such place, if any, either within or without the State of Delaware, as shall be designated from time to time by resolution of the Board of Directors and stated in the notice of meeting.

Section 2.03 Annual Meeting. The annual meeting of the stockholders for the election of directors and for the transaction of such other business as may properly come before the meeting shall be held at such date, time and place, if any, as shall be determined by the Board of Directors and stated in the notice of the meeting.

Section 2.04 Special Meetings. Special meetings of stockholders for any purpose or purposes shall be called pursuant to a resolution approved by the Board of Directors and may not be called by any other person or persons. The only business which may be conducted at a special meeting shall be the matter or matters set forth in the notice of such meeting.

Section 2.05   Adjournments. Any meeting of the stockholders, annual or special, may be adjourned from time to time to reconvene at the same or some other place, if any, and notice need not be given of any such adjourned meeting if the time, place, if any, thereof and the means of remote communication, if any, are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each Class A Stockholder of record entitled to vote at the meeting. If after the adjournment a new record date is fixed for Class A Stockholders entitled to vote at the adjourned meeting, the Board of Directors shall fix a new record date for notice of the adjourned meeting and shall give notice of the adjourned meeting to each Class A Stockholder of record entitled to vote at the adjourned meeting as of the record date fixed for notice of the adjourned meeting.

Section 2.06   Notice of Meetings. Notice of the place, if any, date, hour, the record date for determining the Class A Stockholders entitled to vote at the meeting (if such date is different from the record date for Class A Stockholders entitled to notice of the meeting) and means of remote communication, if any, of every meeting of Class A Stockholders shall be given by the Corporation not less than ten days nor more than 60 days before the meeting (unless a different time is specified by law) to every Class A Stockholder entitled to vote at the meeting as of the record date for determining the Class A Stockholders entitled to notice of the meeting. Notices of special meetings shall also specify the purpose or purposes for which the meeting has been called. Except as otherwise provided herein or permitted by applicable law, notice to Class A Stockholders shall be in writing and delivered personally or mailed to the Class A Stockholders at their address appearing on the books of the Corporation. Without limiting the manner by which notice otherwise may be given effectively to Class A Stockholders, notice of meetings may be given to Class A Stockholders by means of electronic transmission in accordance with applicable law. Notice of any meeting need not be given to any Class A Stockholder who shall, either before or after the meeting, submit a waiver of notice or who shall attend such meeting, except when the Class A Stockholder attends for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any Class A Stockholder so waiving notice of the meeting shall be bound by the proceedings of the meeting in all respects as if due notice thereof had been given.

Section 2.07   List of Stockholders. The officer of the Corporation who has charge of the stock ledger shall prepare a complete list of the Class A Stockholders entitled to vote at any meeting of stockholders (provided, however, if the record date for determining the Class A Stockholders entitled to vote is less than ten days before the date of the meeting, the list shall reflect the Class A Stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each Class A Stockholder and the number of shares of each class of capital stock of the Corporation registered in the name of each Class A Stockholder at least ten days before any meeting of the stockholders. Such list shall be open to the examination of any Class A Stockholder, for any purpose germane to the meeting, on a reasonably accessible electronic network if the information required to gain access to such list was provided with the notice of the meeting or during ordinary business hours, at the principal place of business of the Corporation for a period of at least ten days before the meeting. If the meeting is to be held at a place, the list shall also be produced and kept at the time and place of the meeting the whole time thereof and may be inspected by any Class A Stockholder who is present. If the meeting is held solely by means of remote communication, the list shall also be open for inspection by any Class A Stockholder during the whole time of the meeting as provided by applicable law. Except as provided by applicable law, the stock ledger of the Corporation shall be the only evidence as to who are the Class A Stockholders entitled to examine the stock ledger and the list of Class A Stockholders or to vote in person or by proxy at any meeting of stockholders.

Section 2.08   Quorum. Unless otherwise required by law, the Corporation's Certificate of Incorporation (the "**Certificate of Incorporation**") or these by-laws, at each meeting of the stockholders, a majority in voting power of the shares of the Corporation entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the Class A Stockholders entitled to vote thereat, present in person or represented by proxy, shall have power, by the affirmative vote of a majority in voting power thereof, to adjourn the meeting from time to time, in the manner provided in Section 2.05, until a quorum shall be present or represented. A quorum, once established, shall not be broken by the subsequent withdrawal of enough votes to leave less than a quorum. At any such adjourned meeting at which there is a quorum, any business may be transacted that might have been transacted at the meeting originally called.

Section 2.09   Conduct of Meetings. The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of the stockholders as it shall deem appropriate. At every meeting of the stockholders, the Chairman, or in his or her absence or inability to act, the President, or, in his or her absence or inability to act, the person whom the President shall appoint, shall act as chairman of, and preside at, the meeting. The Secretary or, in his or her absence or inability to act, the person whom the chairman of the meeting shall appoint secretary of the meeting, shall act as secretary of the meeting and keep the minutes thereof. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chairman of any meeting of the stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) the determination of when the polls shall open and close for any given matter to be voted on at the meeting; (c) rules and procedures for maintaining order at the meeting and the safety of those present; (d) limitations on attendance at or participation in the meeting to stockholders of record of the corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (e) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (f) limitations on the time allotted to questions or comments by participants.

Section 2.10   Voting; Proxies. Unless otherwise required by law or the Certificate of Incorporation the election of directors shall be by written ballot and shall be decided by a plurality of the votes cast at a meeting of the stockholders by the holders of stock entitled to vote in the election. Unless otherwise required by law, the Certificate of Incorporation or these by-laws, any matter, other than the election of directors, brought before any meeting of stockholders shall be decided by the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the matter. Each Class A Stockholder entitled to vote at a meeting of stockholders or to express consent to corporate action in writing without a meeting may authorize another person or persons to act for such Class A Stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A Class A Stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary of the Corporation a revocation of the proxy or a new proxy bearing a later date. Voting at meetings of stockholders need not be by written ballot.

Section 2.11   Inspectors at Meetings of Stockholders. The Board of Directors, in advance of any meeting of stockholders, may, and shall if required by law, appoint one or more inspectors, who may be employees of the Corporation, to act at the meeting or any adjournment thereof and make a written report thereof. The Board of Directors may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall (a) ascertain the number of shares outstanding and the voting power of each, (b) determine the shares represented at the meeting, the existence of a quorum and the validity of proxies and ballots, (c) count all votes and ballots, (d) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors and (e) certify their determination of the number of shares represented at the meeting and their count of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of their duties. Unless otherwise provided by the Board of Directors, the date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting. No ballot, proxies, votes or any revocation thereof or change thereto, shall be accepted by the inspectors after the closing of the polls unless the Court of Chancery of the State of Delaware upon application by a Class A Stockholder shall determine otherwise. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for office at an election may serve as an inspector at such election.

Section 2.12   Written Consent of Stockholders Without a Meeting. Any action to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action to be so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered (by hand or by certified or registered mail, return receipt requested) to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Every written consent shall bear the date of signature of each Class A Stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered in the manner required by this Section 2.12, written consents signed by a sufficient number of holders to take action are delivered to the Corporation as aforesaid. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall, to the extent required by applicable law, be given to those Class A Stockholders who have not consented in writing, and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation.

Section 2.13   Fixing the Record Date.

(a)   In order that the Corporation may determine the Class A Stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 nor less than ten days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the Class A Stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining Class A Stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of Class A Stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; *provided, however,* that the Board of Directors may fix a new record date for the determination of Class A Stockholders entitled to vote at the adjourned meeting and in such case shall also fix as the record date for Class A Stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for the determination of Class A Stockholders entitled to vote therewith at the adjourned meeting.

(b)   In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

**ARTICLE III
BOARD OF DIRECTORS**

Section 3.01   General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The Board of Directors may adopt such rules and procedures, not inconsistent with the Certificate of Incorporation, these by-laws or applicable law, as it may deem proper for the conduct of its meetings and the management of the Corporation.

Section 3.02   Number; Term of Office. The Board of Directors shall consist of four members. Each director shall hold office until a successor is duly elected and qualified or until the director's earlier death, resignation, disqualification or removal.

Section 3.03   Newly Created Directorships and Vacancies. Any newly created directorships resulting from an increase in the authorized number of directors and any vacancies occurring in the Board of Directors, shall be filled solely by the affirmative votes of a majority of the remaining members of the Board of Directors, although less than a quorum, or by a sole remaining director. A director so elected shall be elected to hold office until the earlier of the expiration of the term of office of the director whom he or she has replaced, a successor is duly elected and qualified or the earlier of such director's death, resignation or removal.

Section 3.04   Resignation. Any director may resign at any time by notice given in writing or by electronic transmission to the Corporation. Such resignation shall take effect at the date of receipt of such notice by the Corporation or at such later time as is therein specified.

Section 3.05   Removal. Except as prohibited by applicable law or the Certificate of Incorporation, the Class A Stockholders entitled to vote in an election of directors may remove any director from office at any time, with or without cause, by the affirmative vote of a majority in voting power thereof.

Section 3.06   Fees and Expenses. Directors shall receive such fees and expenses as the Board of Directors shall from time to time prescribe.

Section 3.07   Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such times and at such places as may be determined from time to time by the Board of Directors or its chairman.

Section 3.08   Special Meetings. Special meetings of the Board of Directors may be held at such times and at such places as may be determined by the Chairman or the President on at least 24 hours' notice to each director given by one of the means specified in Section 3.11 hereof other than by mail or on at least three days' notice if given by mail. Special meetings shall be called by the Chairman or the President in like manner and on like notice on the written request of any two or more directors.

Section 3.09   Telephone Meetings. Board of Directors or Board of Directors committee meetings may be held by means of telephone conference or other communications equipment by means of which all persons participating in the meeting can hear each other and be heard. Participation by a director in a meeting pursuant to this Section 3.09 shall constitute presence in person at such meeting.

Section 3.10   Adjourned Meetings. A majority of the directors present at any meeting of the Board of Directors, including an adjourned meeting, whether or not a quorum is present, may adjourn and reconvene such meeting to another time and place. At least 24 hours' notice of any adjourned meeting of the Board of Directors shall be given to each director whether or not present at the time of the adjournment, if such notice shall be given by one of the means specified in Section 3.11 hereof other than by mail, or at least three days' notice if by mail. Any business may be transacted at an adjourned meeting that might have been transacted at the meeting as originally called.

Section 3.11   Notices. Subject to Section 3.08, Section 3.10 and Section 3.12 hereof, whenever notice is required to be given to any director by applicable law, the Certificate of Incorporation or these by-laws, such notice shall be deemed given effectively if given in person or by telephone, mail addressed to such director at such director's address as it appears on the records of the Corporation, facsimile, e-mail or by other means of electronic transmission.

Section 3.12   Waiver of Notice. Whenever notice to directors is required by applicable law, the Certificate of Incorporation or these by-laws, a waiver thereof, in writing signed by, or by electronic transmission by, the director entitled to the notice, whether before or after such notice is required, shall be deemed equivalent to notice. Attendance by a director at a meeting shall constitute a waiver of notice of such meeting except when the director attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business on the ground that the meeting was not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special Board of Directors or committee meeting need be specified in any waiver of notice.

Section 3.13   Organization. At each meeting of the Board of Directors, the Chairman or, in his or her absence, another director selected by the Board of Directors shall preside. The Secretary shall act as secretary at each meeting of the Board of Directors. If the Secretary is absent from any meeting of the Board of Directors, an assistant secretary shall perform the duties of secretary at such meeting; and in the absence from any such meeting of the Secretary and all assistant secretaries, the person presiding at the meeting may appoint any person to act as secretary of the meeting.

Section 3.14   Quorum of Directors. The presence of a majority of the Board of Directors shall be necessary and sufficient to constitute a quorum for the transaction of business at any meeting of the Board of Directors.

Section 3.15   Action by Majority Vote. Except as otherwise expressly required by these by-laws, the Certificate of Incorporation or by applicable law, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 3.16   Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these by-laws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all directors or members of such committee, as the case may be, consent thereto in writing or by electronic transmission, and the writings or electronic transmissions are filed with the minutes of proceedings of the Board of Directors or committee in accordance with applicable law.

Section 3.17   Committees of the Board of Directors. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. If a member of a committee shall be absent from any meeting, or disqualified from voting thereat, the remaining member or members present at the meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent permitted by applicable law, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers that may require it to the extent so authorized by the Board of Directors. Unless the Board of Directors provides otherwise, at all meetings of such committee, a majority of the then authorized members of the committee shall constitute a quorum for the transaction of business, and the vote of a majority of the members of the committee present at any meeting at which there is a quorum shall be the act of the committee. Each committee shall keep regular minutes of its meetings. Unless the Board of Directors provides otherwise, each committee designated by the Board of Directors may make, alter and repeal rules and procedures for the conduct of its business. In the absence of such rules and procedures each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to this Article III.

ARTICLE IV
OFFICERS

Section 4.01   Positions and Election. The officers of the Corporation shall be elected by the Board of Directors and shall include a President, a Treasurer and a Secretary. The Board of Directors, in its discretion, may also elect a Chairman (who must be a director), one or more vice chairmen (who must be directors) and one or more vice presidents, assistant treasurers, assistant secretaries and other officers. Any two or more offices may be held by the same person.

Section 4.02   Term. Each officer of the Corporation shall hold office until such officer's successor is elected and qualified or until such officer's earlier death, resignation or removal. Any officer elected or appointed by the Board of Directors may be removed by the Board of Directors at any time with or without cause by the majority vote of the members of the Board of Directors then in office. The removal of an officer shall be without prejudice to his or her contract rights, if any. The election or appointment of an officer shall not of itself create contract rights. Any officer of the Corporation may resign at any time by giving written notice of his or her resignation to the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time when it shall become effective shall not be specified therein, immediately upon its receipt. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. Should any vacancy occur among the officers, the position shall be filled for the unexpired portion of the term by appointment made by the Board of Directors.

Section 4.03   The President. The President shall have general supervision over the business of the Corporation and other duties incident to the office of President, and any other duties as may be from time to time assigned to the president by the Board of Directors and subject to the control of the Board of Directors in each case.

Section 4.04   Vice Presidents. Each vice president shall have such powers and perform such duties as may be assigned to him or her from time to time by the Chairman of the Board of Directors or the President.

Section 4.05   The Secretary. The Secretary shall attend all sessions of the Board of Directors and all meetings of the stockholders and record all votes and the minutes of all proceedings in a book to be kept for that purpose, and shall perform like duties for committees when required. He or she shall give, or cause to be given, notice of all meetings of the stockholders and meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or the President. The Secretary shall keep in safe custody the seal of the Corporation and have authority to affix the seal to all documents requiring it and attest to the same.

Section 4.06   The Treasurer. The Treasurer shall have the custody of the corporate funds and securities, except as otherwise provided by the Board of Directors, and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and the directors, at the regular meetings of the Board of Directors, or whenever they may require it, an account of all his or her transactions as Treasurer and of the financial condition of the Corporation.

Section 4.07   Duties of Officers May Be Delegated. In case any officer is absent, or for any other reason that the Board of Directors may deem sufficient, the President or the Board of Directors may delegate for the time being the powers or duties of such officer to any other officer or to any director.


ARTICLE V
STOCK CERTIFICATES AND THEIR TRANSFER


Section 5.01   Certificates Representing Shares. The shares of stock of the Corporation shall be represented by certificates; provided that the Board of Directors may provide by resolution or resolutions that some or all of any class or series shall be uncertificated shares that may be evidenced by a book-entry system maintained by the registrar of such stock. If shares are represented by certificates, such certificates shall be in the form, other than bearer form, approved by the Board of Directors. The certificates representing shares of stock of each class shall be signed by, or in the name of, the Corporation by the Chairman, any vice chairman, the President or any vice president, and by the Secretary, any assistant secretary, the Treasurer or any assistant treasurer. Any or all such signatures may be facsimiles. Although any officer, transfer agent or registrar whose manual or facsimile signature is affixed to such a certificate ceases to be such officer, transfer agent or registrar before such certificate has been issued, it

may nevertheless be issued by the Corporation with the same effect as if such officer, transfer agent or registrar were still such at the date of its issue.

Section 5.02 Transfers of Stock. Stock of the Corporation shall be transferable in the manner prescribed by law and in these by-laws, including Article VI hereof. Transfers of stock shall be made on the books of the Corporation only by the holder of record thereof, by such person's attorney lawfully constituted in writing and, in the case of certificated shares, upon the surrender of the certificate thereof, which shall be cancelled before a new certificate or uncertificated shares shall be issued. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred. To the extent designated by the President or any vice president or the Treasurer of the Corporation, the Corporation may recognize the transfer of fractional uncertificated shares, but shall not otherwise be required to recognize the transfer of fractional shares.

Section 5.03 Transfer Agents and Registrars. The Board of Directors may appoint, or authorize any officer or officers to appoint, one or more transfer agents and one or more registrars.

Section 5.04 Lost, Stolen or Destroyed Certificates. The Board of Directors may direct a new certificate or uncertificated shares to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed upon the making of an affidavit of that fact by the owner of the allegedly lost, stolen or destroyed certificate. When authorizing such issue of a new certificate or uncertificated shares, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of the lost, stolen or destroyed certificate, or the owner's legal representative to give the Corporation a bond sufficient to indemnify it against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed or the issuance of such new certificate or uncertificated shares.


ARTICLE VI
RIGHT OF FIRST REFUSAL


Section 6.01 Right of First Refusal. No Class B Stockholder shall sell, assign, pledge, or in any manner transfer any of the shares of Class B Common Stock of the Corporation or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise, except by a transfer which meets the requirements hereinafter set forth in this bylaw:

(a) If the Class B Stockholder desires to sell or otherwise transfer any of his shares of Class B Common Stock, then the Class B Stockholder shall first give written notice thereof to the Corporation's transfer agent. The notice shall name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer.

(b) For ninety (90) days following receipt of such notice by the Corporation's transfer agent, the Corporation shall have the option to purchase all (but not less than all) of the shares specified in the notice at the price and upon the terms set forth in such notice. In the event the Corporation elects to purchase all of the shares, it shall give written notice to the transferring Class B Stockholder of its election and settlement for said shares shall be made as provided below in paragraph (d).

(c)   The Corporation may assign its rights hereunder.

(d)   In the event the Corporation and/or its assignee(s) elect to acquire the shares of the transferring Class B Stockholder as specified in said transferring Class B Stockholder's notice, the Secretary of the Corporation or the Corporation's transfer agent shall so notify the transferring Class B Stockholder and settlement thereof shall be made in cash within ninety (90) days after the Corporation's transfer agent receives said transferring Class B Stockholder's notice; provided that if the terms of payment set forth in said transferring Class B Stockholder's notice were other than cash against delivery, the Corporation and/or its assignee(s) shall pay for said shares on the same terms and conditions set forth in said transferring Class B Stockholder's notice.

(e)   In the event the Corporation and/or its assignees(s) do not elect to acquire the shares specified in the transferring Class B Stockholder's notice, said transferring Class B Stockholder may, within the sixty-day period following the expiration of the option rights granted to the Corporation and/or its assignees(s) herein, transfer the shares specified in said transferring Class B Stockholder's notice as specified in said transferring Class B Stockholder's notice. All shares so sold by said transferring Class B Stockholder shall continue to be subject to the provisions of this bylaw in the same manner as before said transfer.

Section 6.02   Permitted Transfers. Anything to the contrary contained herein notwithstanding, the following transactions shall be exempt from the provisions of this bylaw:

(a)   A Class B Stockholder's transfer of any or all shares held either during such Class B Stockholder's lifetime or on death by will or intestacy to such Class B Stockholder's immediate family or to any custodian or trustee for the account of such Class B Stockholder or such Class B Stockholder's immediate family or to any limited partnership of which the Class B Stockholder, members of such Class B Stockholder's immediate family or any trust for the account of such Class B Stockholder or such Class B Stockholder's immediate family will be the general or limited partner(s) of such partnership. "Immediate family" as used herein shall mean spouse, lineal descendant, father, mother, brother, or sister of the Class B Stockholder making such transfer.

(b)   A transfer by a Class B Stockholder that is a trust to any or all of its beneficiaries or former beneficiaries.

In any such case, the transferee, assignee, or other recipient shall receive and hold such stock subject to the provisions of this bylaw, and there shall be no further transfer of such stock except in accord with this bylaw.

Section 6.03   Waiver; Termination. The provisions of this bylaw may be waived with respect to any transfer by the Corporation upon duly authorized action of its Board of Directors. This bylaw may be amended or repealed either by a duly authorized action of the Board of

Directors, upon the express written consent of the owners of a majority of the voting power of the Corporation. In addition, the foregoing right of first refusal and restriction on transfer shall terminate upon the date securities of the Corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the United States Securities and Exchange Commission under the Securities Act of 1933, as amended.

Section 6.04   Transfers in Violation Void. Any sale or transfer, or purported sale or transfer of Class B Common Stock of the Corporation shall be null and void unless the terms, conditions, and provisions of this bylaw are strictly observed and followed.

ARTICLE VII
GENERAL PROVISIONS

Section 7.01   Seal. The seal of the Corporation shall be in such form as shall be approved by the Board of Directors. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise, as may be prescribed by law or custom or by the Board of Directors.

Section 7.02   Fiscal Year. The fiscal year of the Corporation shall begin on January 1, 2022 and end on December 31, 2022 of each year.

Section 7.03   Checks, Notes, Drafts, Etc. All checks, notes, drafts or other orders for the payment of money of the Corporation shall be signed, endorsed or accepted in the name of the Corporation by such officer, officers, person or persons as from time to time may be designated by the Board of Directors or by an officer or officers authorized by the Board of Directors to make such designation.

Section 7.04   Dividends. Subject to applicable law and the Certificate of Incorporation, dividends upon the shares of capital stock of the Corporation may be declared by the Board of Directors at any regular or special meeting of the Board of Directors. Dividends may be paid in cash, in property or in shares of the Corporation's capital stock, unless otherwise provided by applicable law or the Certificate of Incorporation.

Section 7.05   Conflict with Applicable Law or Certificate of Incorporation. These by-laws are adopted subject to any applicable law and the Certificate of Incorporation. Whenever these by-laws may conflict with any applicable law or the Certificate of Incorporation, such conflict shall be resolved in favor of such law or the Certificate of Incorporation.

ARTICLE VIII
AMENDMENTS

Subject to Section 6.03, these by-laws may be amended, altered, changed, adopted and repealed or new by-laws adopted by the Board of Directors. The Class A Stockholders may make additional by-laws and may alter and repeal any by-laws whether such by-laws were originally adopted by them or otherwise.

Beauty Days, Inc.

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Class B Non-Voting Common Stock of Beauty Days, Inc. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **Class B Non-Voting Common Stock**
Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual: If the Subscriber is not an individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box is the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

Beauty Days, Inc.

By:

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S. Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

        (Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

CANADIAN ACCREDITED INVESTOR CERTIFICATE

TO: Beauty Days, Inc. (the "**Corporation**")

The Investor hereby represents, warrants and certifies to the Corporation that the undersigned is an "Accredited Investor" as defined in Section 1.1 of National Instrument 45-106. The Investor has indicated below the criteria which the Investor satisfies in order to qualify as an "Accredited Investor".

The Investor understands that the Corporation and its counsel are relying upon this information in determining to sell securities to the undersigned in a manner exempt from the prospectus and registration requirements of applicable securities laws.

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate.

In connection with the purchase by the undersigned Subscriber of the Purchased Class B Non-Voting Common Stock, the Subscriber hereby represents, warrants, covenants and certifies to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

a. the Subscriber is, and at the Closing Time, will be, an "accredited investor" within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, on the basis that the undersigned fits within one of the categories of an "accredited investor" reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

b. the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

c. upon execution of this Schedule B by the Subscriber, including, if applicable, Appendix 1 to this Schedule B, this Schedule B shall be incorporated into and form a part of the Subscription Agreement.

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

☐	(a)	a Canadian financial institution, or a Schedule III bank;
☐	(b)	the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);
☐	(c)	a subsidiary of any Person referred to in paragraphs (a) or (b), if the Person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;
☐	(d)	a Person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a Person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);
☐	(e)	an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a Person referred to in paragraph (d);
☐	(e.1)	an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);
☐	(f)	the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;
☐	(g)	a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec;
☐	(h)	any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;
☐	(i)	a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐ (j) an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$1,000,000;

☐ (j.1) an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$5,000,000;

☐ (k) an individual whose net income before taxes exceeded CAD$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

☐ (l) an individual who, either alone or with a spouse, has net assets of at least CAD$5,000,000;

☐ (m) a Person, other than an individual or investment fund, that has net assets of at least CAD$5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor;

☐ (n) an investment fund that distributes or has distributed its securities only to (i) a Person that is or was an accredited investor at the time of the distribution, (ii) a Person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) and 2.19 (Additional investment in investment funds) of NI 45-106, or (iii) a Person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of NI 45-106;

☐ (o) an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

☐ (p) a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

☐ (q) a Person acting on behalf of a fully managed account managed by that Person, if that Person (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (ii) in Ontario, is purchasing a security that is not a security of an investment fund;

☐ (r) a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

☐ (s) an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;

☐ (t) a Person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are Persons that are accredited investors;

☐ (u) an investment fund that is advised by a Person registered as an adviser or a Person that is exempt from registration as an adviser;

☐ (v) a Person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as (i) an accredited investor, or (ii) an exempt purchaser in Alberta or Ontario; or

☐ (w) a trust established by an accredited investor for the benefit of the accredited investor's family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor's spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor's spouse or of that accredited investor's former spouse.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                                     By:

                                                     (Signature)

                                                     Name:

                                                     (If signing on behalf of entity)

                                                     Title:

                                                     (If signing on behalf of entity)

Definitions for Accredited Investor Certificate

As used in the Accredited Investor Certificate, the following terms have the meanings set out below:

a. "**Canadian financial institution**" means (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

b. "**entity**" means a company, syndicate, partnership, trust or unincorporated organization;

c. "**financial assets**" means cash, securities, or any a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

d. "**fully managed account**" means an account of a client for which a Person makes the investment decisions if that Person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

e. "**investment fund**" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in Ontario, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the *Employee Investment Act* (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the *Small Business Venture Capital Act* (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;

f. "**mutual fund**" means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;

g. "**non-redeemable investment fund**" means an issuer,
   A. whose primary purpose is to invest money provided by its securityholders,
   B. that does not invest,
       i. for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or
       ii. for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and
   C. that is not a mutual fund;

h. "**related liabilities**" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;

i. "**Schedule III bank**" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

j. "**spouse**" means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

k. "**subsidiary**" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a Person or company is an affiliate of another Person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same Person.

In NI 45-106 a Person (first Person) is considered to control another Person (second Person) if (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.

RISK ACKNOWLEDGEMENT FORM (FORM 45-106F9)

Form for Individual Accredited Investors

WARNING! This investment is risky. Do not invest unless you can afford to lose all the money you pay for this investment.

Section 1 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER	
1. About your investment	
Type of Securities: Class B Non-Voting Common Stock	Issuer: Beauty Days, Inc. (the "Issuer")
Purchased from: The Issuer	
Sections 2 to 4 – TO BE COMPLETED BY THE PURCHASER	

2. Risk acknowledgement	
This investment is risky. Initial that you understand that:	**Your Initials**
Risk of loss – You could lose your entire investment of $	
Liquidity risk – You may not be able to sell your investment quickly – or at all.	
Lack of information – You may receive little or no information about your investment.	
Lack of advice – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.	

3. Accredited investor status	
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.	**Your Initials**
• Your net income before taxes was more than CAD$200,000 in each of the 2 most recent calendar years, and you expect it to be more than CAD$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)	
• Your net income before taxes combined with your spouse's was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than CAD$300,000 in the current calendar year.	
• Either alone or with your spouse, you own more than CAD$1 million in cash and securities, after subtracting any debt related to the cash and securities.	
• Either alone or with your spouse, you have net assets worth more than CAD$5 million. (Your net assets are your total assets (including real estate) minus your total debt.)	

4. Your name and signature
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.
First and Last Name (please print):
Signature:
Date:

Section 5 – TO BE COMPLETED BY THE SALESPERSON
5. Salesperson information
[*Instruction: The salesperson is the person who meets with, or provides information to, the purchaser with respect to making this investment. That could include a representative of the issuer or selling security holder, a registrant or a person who is exempt from the registration requirement.*]
First and Last Name of Salesperson (please print):

Telephone:	Email:
Name of Firm (if registered):	

Section 6 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
6. For more information about this investment
For more information about this investment / the Issuer: Company Name: **Beauty Days, Inc.** Address: 9800 Wilshire Blvd, Beverly Hills, CA, Contact: Investor Relations Email: invest@beautydays.com **For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www.securities-administrators.ca.**

INTERNATIONAL INVESTOR CERTIFICATE

FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

TO: **Beauty Days, Inc.** (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:

1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

DATED:

INVESTOR: (Print Full Name of Investor)

By:

      (Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

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- 4 Backstage And VIP Lounge Passes To Invite Only LA Fashion Week

The Influencer

$5,000+ Investment

Estimated Value: $4,750

The Creators Package Perks **PLUS**
- 2 Entries To Invite-Only LA Fashion Week



ONCE IN A LIFETIME

The Founder*

$100,000+ Investment

Estimated Value: $235,250

The Visionary Package **PLUS**
- LA Fashion Week Invite-Only Opening Party [VIP Table & Bottle Service For Up To 10 Guests]
- LA Fashion Week Invite-Only Closing Party [VIP Table & Bottle Service For Up To 10 Guests]
- 2 Invites To Exclusive Founder's Dinner
- 2 Invites To Exclusive LA Fashion Week Premier Event
- Photoshoot With Supermodel And Celebrity Photographer

INVEST NOW

Spring Place memberships are generally offered only to active participants in the creative community following an exclusive application process. However, approval is being waived for BEAUTYDAYS investors who purchase this package although they are subject to the same rules of conduct and all other terms applicable to all Spring Place members. Investors receiving this perk will receive a 1-year Community Membership providing access to both the New York and Los Angeles locations. The Spring Place Community Membership is only available in limited quantities:

$15,000 investment: 25 memberships available.
$25,000 investment: 10 additional memberships available.
$50,000 investment: 10 additional memberships available.
$100,000 investment: 5 additional memberships available.

What Coachella is to music and

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aims to be for beauty, health, and wellness.

Our festivals and subscription boxes are an innovative way for people to experience all the beauty industry has to offer. No other festival brings this much together in one place.



- Explore new beauty products and techniques
- Participate in panel events and intimate chats
- Enjoy personalized supplements and ethically sourced meals from top chefs and taste curators
- Relax with spa treatments, meditation, and yoga
- Join creators and influencers

Live events draw 200k to 1+ million attendees[1]

Join the excitement at BEAUTYDAYS

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BEAUTYDAYS is designed to surprise and delight, while educating consumers about the great products they will love, bringing together like-minded devotees of personal care and enrichment.

At the intersection of massive global markets

Taking it to the next level

Our vision is to merge beauty, health and wellness with the booming live event industry and create something that has not yet been seen at this scale, and our subscription BEAUTYBOX will help drive revenue and awareness.

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$4+ Trillion
Beauty, Health,
& Wellness Industry[2]

$27+ Billion
Subscription Box
Industry [4]

INVEST NOW

LA Fashion Week is our springboard



We will leverage LAFW's 1.3 billion impressions and global audience to shine a spotlight on the arrival of **BEAUTYDAYS**.

Email Us
Schedule a Call
213-432-1860

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Angeles to London to Seoul



Presented by LA Fashion Week

LA Fashion Week will launch BEAUTYDAYS in 2024 in Los Angeles and New York, followed by a global tour adding cities every year including London, Paris, Milan, Seoul and others. We have many more exciting expansion opportunities your investment will support, potentially including co-branded product collaborations and merchandise.

INVEST NOW

Meet the founders of BEAUTYDAYS

With proven success

Our founders know the beauty/wellness industry and live event space inside and out. They are elevating LA Fashion Week to global stature alongside New York, London, Milan and Paris Fashion Weeks. They've creative produced worldwide tours, hundreds of shows at Carnegie Hall, and many more. They've managed Elite Model Management and co-founded Spring Place, the NY & LA hubs of North America's fashion and beauty communities. They've worked with brands like MAC, Estée Lauder, Cover Girl, Nivea, K18 and more.

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Co-Founder

Puerto Rican, born in the Bronx, NY. Ciarra Pardo is a creative visionary for the Music, Entertainment, and Global Fashion Industries. She held Creative Director positions for Geffen Records and Island Def Jam before launching production company Les Enfants Terribles with partner & Director Anthony Mandler, collaborating with Jay-Z, Eminem, David Beckham, Snoop Dogg, The Killers, Usher, and Rihanna as well as brands Armani, MAC Cosmetics, Gucci, Cover Girl, Rhapsody, Motorola, Nivea among others.

After 10 years as Rihanna's Creative Director, she built and launched as Chief Creative officer, Fenty Corp, Rihanna's multi-billion fashion and beauty conglomerate, launching Fenty Puma, Fenty Beauty, Fenty Fragrance, Savage X Fenty, Fenty X Dior, Fenty X Manolo Blahnik and partnerships with Sephora, Kendo, TechStyle, Samsung and more. She led creative culture-shifting fashion shows for Puma and Savage X Fenty.

Ciarra led the creative and produced numerous award-winning videos, shorts & documentaries/specials (2x Grammy nominated). She directed 100's of editorial covers for Complex, Rolling Stone, Vogue, W, Harper's Bazaar, Another, Vanity Fair, Vogue Paris and British Vogue.

Currently, Ciarra sits on the board for Suttona Capitol, UGAA and American Express Sound.

MARCUS TICOTIN

Co-Founder





Marcus is an Hispanic Business Award winner, and investor/entrepreneur.

He was Technical Director of Carnegie Hall, co-produced On The Waterfront on Broadway, produced national tours of the Bolshoi Ballet & Kirov Ballet, house managed Pump Boys and Dinettes on Broadway and is a Board Member of ACE Comic Con.

Ticotin co-founded with Karen Lauder,


Freaky Creatures. Ticotin Exec Produced Scotland, PA, Oxygen, Pros & Cons and via Abandon's Collision Entertainment, Max Payne (#1 at the box office). In television, the upcoming Alice with Radar Pictures, partnered with Miramax Television on Kevin Williamson's Glory Days (The CW) and produced Thrill Seekers for TBS.

Ticotin is partnered with multi-Tony winner Jim Kierstead, and advises live event companies Broadway Factor & Tada!

FAQs

Why should I invest in BEAUTYDAYS?



What Coachella is to music and Frieze is to art, BEAUTYDAYS intends to be for beauty, health and wellness. This is an opportunity to invest with a proven team of entrepreneurs and their top-tier industry partners (LA Fashion Week, Spring Studios, Radar Pictures) in the creation of a unique, best-in-class, immersive festival at the intersection of the $4+ trillion[2] beauty, health and wellness industry and the $700+ billion[3] live-event industry. The founders include a Co-Founder of beauty powerhouse Fenty Corp., a former Blackstone Managing Director and Goldman Sachs Vice President, a former Technical Director of Carnegie Hall and Broadway Executive Producer, and a Co-founder of Spring Place (the preeminent partner and host of NY Fashion Week, Tribeca Film Festival and others) and former Managing Partner of Elite Model Management.

What exactly is BEAUTYDAYS?



BEAUTYDAYS will offer 3-4 day, best-in-class festivals focused on beauty, health and wellness. Each festival will offer the opportunity for attendees to interact with beauty, health and wellness products in exciting, cutting-edge and entertaining ways, and to explore new techniques, offerings and communities. BEAUTYDAYS festivals will include immersive experiences, wellness experiences, master classes and panels, pop-ups and beauty labs, skincare and cosmetics displays, music, food and entertainment. BEAUTYDAYS festivals will feature a custom in-festival app to enhance the festival experience and audience engagement. BEAUTYDAYS also will offer a quarterly subscription-based service that will deliver a curated BEAUTYBOX containing best-in-class beauty, health and wellness products from established and emerging brands.

How will BEAUTYDAYS make money?



BEAUTYDAYS festivals will have multiple sources of potential revenues, including general admission ticket sales, special access VIP packages, brand sponsorships, participant & vendor fees, on-site and online merchandise, co-branded capsule collaborations, media and content rights, and touring fees. In addition, the BEAUTYBOX will produce quarterly and annual subscription revenue.

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including major celebrity-brand collaborations. The founders acquired and relaunched LA Fashion Week to the acclaim of the international fashion community, and among other things, their collective accomplishments include producing US national tours for the Kirov and Bolshoi Ballets and hundreds of performances at Carnegie Hall; serving as Board Member for ACE Comicon; serving as Chief Creative Officer for the Fenty companies with creative responsibility for all Fenty brands (including Fenty Beauty, Fenty X Savage and others) and as Creative Director for Rihanna during the Anti, Good Girl Gone Bad, Rated R and other album cycles; producing multiple Emmy- and Academy Award-winning/nominated films, albums and videos; producing hundreds of social and corporate events for leading brands in the fashion, beauty, and technology industries; producing the Holland's Next Top Model television series; co-founding the leading co-working hub for the fashion and beauty communities of NY and LA; and a 40-year career within the finance industry, which included building an alternative asset management company from inception to over $20-billion under management, multiple public offerings, and serving on the Boards of numerous public and non-profit companies.

How big is the growth potential and what is the plan to grow?

BEAUTYDAYS aims to join the ranks of major cultural events such as Coachella (1+ million attendees), Comic-Con (135,000 attendees), Frieze (200,000+ attendees), and Rock in Rio (1+ million attendees). The plan is to launch an annual event in Los Angeles together with LA Fashion Week, followed by annual events in NY and London co-produced with Spring Studios (host and pre-eminent partner of NY Fashion Week and Tribeca Film Festival). This will be followed in 2025 and beyond by a tour within the US and Canada, and multi-country tours in Europe, Asia, South America and the Middle East (adding such cities as Paris, Milan, Las Vegas, Amsterdam, Seoul, Tokyo, Dubai, Rio de Janeiro, Sydney, and others). We aim to produce annual events in 11 cities or more by 2027. In addition, we believe there is considerable upside from merchandise and co-branded capsule collaborations within the $4+ trillion[2] beauty, health and wellness market (44% of Amazon US online sales are beauty and health products)[5]. Finally, we aim to expand the frequency of our BEAUTYBOX subscription service from quarterly to bi-monthly or more.

How will people find out about the BEAUTYDAYS festivals?

Potential BEAUTYDAYS consumers will be made aware of the festivals and the subscription box through cross-promotion with LA Fashion Week, inclusion on the Spring Studios and other hosts' calendars, social media content and BEAUTYDAYS-aligned influencers/celebrities, press across beauty, health, wellness and entertainment outlets, paid digital and outdoor advertising, activations with host municipalities and local commercial partners, merchandise promotions, unscripted digital and television content via our partnership with Radar Pictures, and word of mouth from our Reg CF insiders.

Why didn't a bigger company do this already?

There are numerous beauty and wellness festivals; however, we believe that a $4+ trillion[2] market is large enough to support new entrants if they are high-quality, well-executed and differentiated. Many other live event categories support numerous participants, including music, sports, "cons", and theater. We believe BEAUTYDAYS will offer a differentiated and elevated experience, with greater emphasis on best-in-class entertainment, technology and sustainability to produce a unique event that will be welcomed by attendees. Furthermore, we believe that two major global trends have recently created an enhanced need for a new beauty and wellness festival, including:
(a) the widespread closing of retail outlets due to the combined effects of on-line sales and Covid (commonly called the "retail apocalypse"), which has created a demand for consumers to find new venues for in-person engagement with personal products, and

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At the time of launching this Reg CF offering, N4XT is the sole shareholder of BEAUTYDAYS. The managers and founders of N4XT are the managers and founders of BEAUTYDAYS. N4XT will manage BEAUTYDAYS under a management agreement. BEAUTYDAYS will hire dedicated employees as required as the business grows.

Reg CF FAQs - INVESTMENT LOGISTICS

When will I receive my shares?

Shares will be rewarded after the investment funds clear. This typically takes around 3 weeks after investment.

Can I see details of my investment after I invest?

Yes, you can always log into the DealMaker platform to view your investment details.

Are there higher fees if you invest via credit card vs. ACH?

No, costs are the same, regardless of how you invest

Where/how can I sell my shares? What is the liquidation process like? Would I be able to liquidate in 2-3 years?

You are investing in a pre-revenue company. Success will be measured in progress towards revenue. Future liquidation events could include acquisition or an IPO. These events are anticipated but not guaranteed in the next 3-5 years.

Will you be paying out dividends to investors?

No

Why invest in startups?

Crowdfunding allows investors to support startups and early-growth companies that they are passionate about. This is different from helping a company raise money on Kickstarter. With Regulation CF Offerings, you aren't buying products or merchandise. You are buying a piece of a company and helping it grow.

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invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

How do I calculate my net worth? ⌄

Calculating net worth involves adding up all your assets and subtracting all your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

What are the tax implications of an equity crowdfunding investment? ⌄

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

Who can invest in a Regulation CF Offering? ⌄

Individuals over 18 years of age can invest.

What do I need to know about early-stage investing? Are these investments risky? ⌄

Investing in startups and small businesses is inherently risky and standard company risk factors such as execution and strategy risk are often magnified at the early stages of a company. In the event that a company goes out of business, your ownership interest could lose all value. Furthermore, private investments in startup companies are illiquid instruments that typically take up to five and seven years (if ever) before an exit via acquisition, IPO, etc.

When will I get my investment back? ⌄

BEAUTYDAYS is a privately held company, and its shares are not traded on a public stock exchange. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically receive a return on your investment under the following two scenarios: The company gets acquired by another company. The company goes public (makes an initial public offering on the NASDAQ, NYSE, or another exchange). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on the exchange. It can take 5-7 years (or longer) to see a distribution or trading, as it takes years to build companies. In many cases, there will not be any return as a result of business failure. Investments in private placements and start-up investments in particular are speculative and involve a high degree of risk, and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments tend to be in earlier stages of development, and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors on Regulation CF offerings will receive securities that are subject to holding period requirements. The most sensible investment strategy for start-up investing may include a balanced portfolio of different start-ups. Start-ups should only be part of your overall investment portfolio. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

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What are the Exceptions to limitations on selling shares during the one-year lock up period?



Exempt transfers during the one-year lock up period include the following are transfers:

- transfers to the company that issued the securities;
- transfers to an accredited investor;
- transfers to a family member (defined as a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships.); and
- transfers in connection with your death or divorce or other similar circumstance;

What happens if a company does not reach their target amount?



If a company does not reach their minimum funding goal, all funds will be returned to the investors after the closing of their offering.

How can I learn more about a company's offering?



All available financial information can be found on the offering pages for the company's Regulation Crowdfunding offering.

What if I change my mind about investing?



You may cancel your investment at any time, for any reason until 48 hours prior to a closing occurring. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email.

What relationship does the company have with DealMaker Securities?



Once an offering ends, the company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.

How do I keep up with how the company is doing?



At a minimum, the company will be filling with the SEC and posting on it's website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If continually have current financial information about the company.

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"http://www.finra.org"FINRA | HYPERLINK "http://www.sipc.org/"SIPC, located at 105 Maxess Road, Suite 124, Melville, NY 11747, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's HYPERLINK "https://brokercheck.finra.org/firm/summary/315324"BrokerCheck.
DealMaker Securities LLC does not make investment recommendations.
DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer.
DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment.
DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing.
DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.
Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

Footnotes:

1. United Talent Agency 2. Statista 3. Statista 4. The Business Research Company 5. Tinuiti

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Campaign Video:
What Coachella is to music and Frieze is to Art, BeautyDays aims to be for the beauty, health, and wellness market worth more than four trillion dollars globally.

I'm Ciarra Pardo, Former Chief Creative Officer of the multibillion-dollar empire, Fenty Corp, and the President of LA Fashion Week.

My partners and I at N4XT Experiences acquired LAFW and reimagined it into an immersive fashion event with an industry-leading focus on beauty tech, and sustainability. Vogue Business crowned our 2022 LAFW a success, and it reached over 1.3 billion digital impressions.

We're now embarking on a new adventure and opportunity called BeautyDays.

BeautyDays will launch highly curated three-day festivals that will be the first of its kind in beauty, health, and wellness. Further, BEAUTYDAYS will launch a bespoke subscription service delivering a BeautyBox to our community's doorsteps.

Over the last decade, we believe consumers have been inundated with new products, but have been left without reliable curation to cut through the noise. In our opinion, it's created a global segment of individuals that crave physical interaction with the products they believe in: receiving in-person product guidance and personalization over one-size-fits-all approach is our goal.

BeautyDays intends to take personalization and curation to the next level, in both its interactive 360º festivals, and quarterly subscription boxes that will be full of household names and emerging brands, including creams, serums, supplements, and more. Tapping into our network of A-list celebrities, fashion editors, and top influencers, we believe that BeautyDays will attract a community of devoted attendees and subscribers.

Imagine walking through BEAUTYDAYS and seeing the best in beauty tech: a deep molecular hair and skiincare analysis that leads to customized shampoos and skin products just for you; stepping into virtual reality for relaxing meditation; or attending a celebrity panel to learn the science behind your favorite skin care item, before listening to a popular musician play at an exclusive brand's party.

You've probably heard of other beauty festivals but we're doing things differently.

While current festivals in beauty offer opportunities to try common products, we intend BeautyDays to stand out by taking a holistic, experiential, and premium approach, accessible to everyone.

We aim to drive growth with our community through event tickets sales, brand sponsorships, co-branded collaborations, subscriptions, and merchandise.

We're making this vision a reality with a team that includes a former Goldman Sachs VP and Blackstone Managing Director; a Co-Founder of Spring Place; a former Carnegie Hall Technical

Director and Broadway executive producer; and a Forbes 30 Under 30 recipient whose marketing expertise helped take Snapchat public.

Your investment will fuel some, if not all, of our initial launches. Our goal is to launch in Los Angeles in 2024, and then strategically roll out festivals in New York and London. This will be in partnership with Spring Studios. We aim to bring Beautydays festivals to over 11 cities worldwide by 2027. We believe BeautyDays is well-equipped and well-versed to pioneer this new space and expand at a global scale.

Investors in BeautyDays will be eligible to enjoy exclusive perks, such as VIP access to red carpets, backstage, opening night, limited edition subscription boxes, and the opportunity to attend events with celebrities, influencers, and our founders.

In the past, there have been major hurdles to jump over to become an official investor, but we're excited to invite anyone to join us! Add "investor" to your business profile or resume, in a real and meaningful way.

Now is your opportunity to own a piece of the next festival concept. We aim to transform the world of beauty, wellness, and health.

Join our team, add your voice, be a part of our community.

Social 1:
I'm Ciarra Pardo, President of L.A. Fashion Week. My partners and I have created BeautyDays, a first-of-its-kind immersive beauty, health, and wellness festival, that will tour major cities around the world beginning in 2024, as well as a premium subscription service. Now is your chance to join my team in building an innovative 360 experience that we believe will disrupt the beauty industry as we know it. Invest at invest.beautydays.com.

Social 2:
What Coachella is to music, and Frieze is to art, we believe BeautyDays will be to beauty, health, and wellness. We're creating an immersive 360 festival, and curated subscription box service that will bring the best-in-class products and experiences to the world. Don't miss your chance to invest in what we believe to be the next iconic festival, at invest.beautydays.com

Social 3:
Produced by the executives behind L.A. Fashion Week, BeautyDays intends to bring the industry's leading experts and innovators together to create a beauty, health, and wellness experience. BeautyDays is a new experience that we believe is uniquely positioned to capitalize on the 4 trillion dollar beauty, health, and wellness industry. Invest in what's next at invest.beautydays.com.

BEAUTYDAYS

A N4XT EXPERIENCE

What Coachella is to music & Frieze is to art **BEAUTYDAYS** is to beauty, health & wellness.

Our Mission.

Our mission is to provide a space that celebrates the $4+ trillion[1] industries of beauty, health & wellness all under one roof in a dynamic, festival style format using best-in-class technology and entertainment. Taking it one step further, BEAUTYDAYS will also launch a subscription-based BEAUTYBOX that drives revenue and continues consumer relationships long after the festival is over.

Our Offerings.

Beauty Days, Inc. ("BEAUTYDAYS") is majority owned by N4XT Experiences ("N4XT"), a global experience company founded by leaders in live events, celebrity-founded consumer brands, fashion, beauty, finance, and entertainment whose endeavors have generated an estimated $5+ billion[2] in shareholder value, and owns the reimagined and iconic LA Fashion Week ("LAFW").

BEAUTYDAYS offerings:
1) beauty, health and wellness festival that will tour major US and global cities throughout the year
2) periodically delivers the subscription-based "BEAUTYBOX" containing curated best-in-class beauty, health and wellness products

Anticipated Revenue Streams.

- Tickets - General Admission + VIP
- Brand Sponsorships
- Merchandise
- Co-branded Capsule Collaborations
- Media and Content rights
- Touring Fees
- BEAUTYBOX subscriptions
- BEAUTYDAYS branded consumer products
- BEAUTYDAYS App and Digital Products

Through our equity crowdfunding strategy,
we intend to create an army of
BEAUTYDAYS  evangelists.

BEAUTYDAYS

will be launched & presented
by LAFW in Los Angeles Spring 2024,
and we intend to launch in New York &
London in late 2024 through
a partnership with Spring Studios.

BEAUTYDAYS IS PRESENTED BY LAFW
WHAT IS LAFW?

In October 2022, N4XT Experiences acquired LAFW and officially joined the CFDA's Fashion Calendar.

The four day event, across three venues, featured designer shows, dinners, immersive presentations, panels, & parties, with a focus on fashion, beauty, technology & sustainability.

N4XT Chats debuted at LAFW with an exciting lineup of public-facing panels, master classes, and fireside chats.

Designer highlights included emerging and established brands: AnOnlyChild, Fleur Du Mal, Guess, Gypsy Sport, Sami Miró Vintage x Levi's, among others.

Partners included Bolt, Delta, Estée Lauder Companies, Logitech, LVMH, Mercedes-Benz, Perrier, Ray-Ban & more.



LAFW OCTOBER '22



DEMOBAZA



ANONLYCHILD

LAFW OCTOBER 2022:
PRESS & IMPACT

CONFIDENTIAL & PROPRIETARY —— INVESTOR DECK

1.1+ BILLION [3]
TOTAL PRESS UMV

50K+ ATTENDEES [4]
INCLUDING A-LIST CELEBRITIES, EDITORS & TOP INFLUENCERS

260+ MILLION [5]
SOCIAL & DIGITAL REACH

HYPEBEAST

*"Enter Los Angeles Fashion Week, a revived addendum to this year's fashion calendar, which **champions the spirit of independent designers, sustainable living and "seasonless" collections**. (...) [LAFW] now under new management and is on the cusp of becoming a **beacon of top-tier runway productions** and brand activations that are comparable to New York and its global counterparts." - Hypebeast*

WWD

*"Everyone was holding their breath to see how a reconfigured L.A. Fashion Week, now under the ownership of N4XT Experiences, would turn out for its October 6 to 9 run... **it was a success**." - WWD*

VOGUE BUSINESS

*"**Los Angeles Fashion Week Returns**, Riding the West Coast's Fashion Moment" - Vogue*

Forbes

*"We might know **Issa Rae** as an actor, writer and comedian, namely for her roles in Insecure and Vengeance, or for directing her latest HBO Max series, Rap Sh!t. Now, she's a **fashion curator**, of sorts, having created a **runway show for Los Angeles Fashion Week, which is being reimagined by N4XT Experiences**." - Forbes*

BEAUTYDAYS

9

LAFW ATTENDEES & SOCIAL IMPACT

OVER 260MM COMBINED SOCIAL + DIGITAL REACH


@CARADELEVIGNE
42.9M FOLLOWERS


@IJESSEWILLIAMS
7.8M FOLLOWERS


@TYGA
39.4M FOLLOWERS


@ISSARAE
3.9M FOLLOWERS


@MICHAELBJORDAN
22.7M FOLLOWERS


@ERIKACOSTELL
3.5M FOLLOWERS


@ITSMIRANDADERRICK
1.4M FOLLOWERS


@SAMIMIRO
383K FOLLOWERS


@KARRUECHE
13.4M FOLLOWERS


@ASAPNAST
754K FOLLOWERS


@HANNAHFERGUSON
833K FOLLOWERS


@DEVINBRUGMAN
1.4M FOLLOWERS



MARKET opportunity.

Our Formula.

We are creating an immersive environment where consumers who crave physical interaction with their beauty, health and wellness passions can find the best of the best, and explore new techniques, offerings and communities.

There are beauty festivals. There are wellness festivals. BEAUTYDAYS provides an inclusive and accessible space to holistically celebrate both.

A 360° approach: beauty from the inside out and the outside in.

The beauty & wellness markets combined are made up of billions of global consumers. Influencers & social media content have had a massive and increasing impact on consumer purchase decisions, altering the way consumers have engaged with brands.

We believe there is an underserved market that would be attracted to a dynamic, innovative, live and digital event that invites consumers to interact with beauty and wellness products in exciting, cutting-edge and entertaining ways.



$4+ Trillion Beauty, Health & Wellness Industry[1]



$700+ Billion Live Event Industry[6]



$27+ Billion Subscription Box Industry[7]

BEAUTYDAYS
A N4XT EXPERIENCE

OUR 360° APPROACH

Today's consumer views wellness across six dimensions.*[8]



Better Health.

Extends beyond medicine and supplements to include medical devices, tele-medicine, and remote healthcare services, as well as personal health trackers



Better Fitness.

Was steadily increasing over time before experiencing some upheaval over the past year, with many consumers struggling to maintain pre-COVID-19 fitness levels



Better Nutrition.

Has always been a part of wellness, but now consumers want food to help them accomplish their wellness goals in addition to tasting good



Better Appearance.

Primarily relates to wellness-oriented apparel and beauty products (skincare and collagen supplements), but also includes service-oriented offerings like nonsurgical aesthetic procedures



Better Sleep.

Now goes beyond traditional sleep medication, like melatonin, to app-enabled sleep trackers and other sleep-enhancing products



Better Mindfulness.

Has gained mainstream consumer acceptance relatively recently, with meditation-focused apps and meditation-oriented offerings

* McKinsey & Company

BEAUTY + WELLNESS INDUSTRY INSIGHTS



Photo by Jouke Bos

$4+ trillion dollar wellness industry[1]

The global wellness market is valued at $4+ trillion

44% of US online sales[9]

Health and beauty comprises 44.3% of Amazon's online sales in the US and is its third most purchased category globally[3]

$500+ billion dollar in revenue[10]

The beauty industry generates $500+ billion in revenue globally with the United States making up the largest market at $98 billion[4]

$27 billion subscription box industry[7,11]

In 2022, the global market for subscription boxes was $27 billion

14

BEAUTY INDUSTRY GROWTH

Beauty & Personal Care Market Value Worldwide



$483B 2020

$511B 2021

$785B 2025

*SOURCE: COMMON THREAD COLLECTIVE

Segment Revenue & Growth Rate within the Beauty Industry



2019 2025

$268B
$226B
$169B
$136B
$118B
$90B
$53B
$60B

COSMETICS   SKIN CARE   PERSONAL CARE   FRAGRANCE

BEAUTYDAYS



*HEALTH AND WELLNESS INDUSTRY STATS NOT INCLUDED INTO STATISTICS ABOVE

FESTIVAL INDUSTRY INSIGHTS

Largest Festivals Around The World



Coachella

Location: Palm Springs, CA
Focus: Music
Attendance: 1+ million



Comic-Con

Location: San Diego, CA
Focus: Comic books, science
fiction & pop culture
Attendance: 135,000



Frieze

Location: London, New York,
Los Angeles, Seoul, Brazil
Focus: Art
Attendance: 200,000+



CES Consumer Electronic Show

Location: Las Vegas, NV
Focus: Consumer electronics
& technology
Attendance: 180,000



Rock in Rio

Location: Rio, Brazil
Focus: Music
Attendance: 1+ million

Stats & Figures

A 2021 UK study found that 90%[12] of respondents planned to attend festivals in the future, with many saying they were willing to pay more for tickets in order to support the industry.

96%[13] of people in the US plan to go to a live event — 75%[14, 15] use beauty products.

BEAUTYDAYS brings it all together.

Live concert and event promotion industry generates $700+ Billion[6], and is slated to grow 10.9% in 2023.[16]

BEAUTYDAYS

COMPETITIVE ANALYSIS



Goop Summit

Exclusive health and wellness event with high barrier to entry.



Poosh Wellness Event

Wellness focused event that is strictly online.



Beautycon

More traditional trade show approach to beauty.



Cosmoprof

Strictly B2B event and not open to the public.



Sephoria

Second largest festival and is completely virtual. Focuses solely on beauty not wellness.

	Goop Summit	Beautycon	Poosh Wellness Event	Cosmoprof	Sephoria	BEAUTYDAYS*
Spiritual & Wellness	✓		✓			✓
Chats & Panels	✓	✓	✓	✓	✓	✓
Technology Focus			✓	✓	✓	✓
Physical fitness	✓		✓			✓
Sustainability Integration		✓		✓	✓	✓
In Person Event	✓	✓		✓ *		✓
Subscription box		✓				✓
Cosmetics	✓	✓		✓	✓	✓
Music & Entertainment		✓			✓	✓
Immersive experiences	✓	✓		✓		✓
Nutrition	✓		✓			✓

* Not open to the public - B2B only

*Based on public available information and may not contain all relevant data

BEAUTYDAYS is doing something different.



BEAUTYDAYS Ecosystem

Event Structure.

The three day event will host an array of activities and experiences for attendees. Through various activations guests can expect to learn about new beauty products and techniques, watch panel events and participate in intimate chats, relax with spa treatments, meditation, and yoga, meet celebrities and influencers, experience cutting-edge technologies & discover new products and information around nutrition and wellness.



Immersive Experiences



Wellness Experiences



Master classes & Panels



Pop-ups & Labs



Skincare & Cosmetics



Music & Entertainment

TIMELINE + LOCATIONS

BEAUTYDAYS intends to debut along side of LAFW Spring 2024 and then tour New York, London and Milan via a co-production partnership with Spring Studios, preeminent partner and home to NY Fashion Week, Tribeca Film Festival, Independent Art Fair and other iconic events.



2024

LOS ANGELES - SPRING
(WITH LAFW)

NEW YORK - SPRING
(CO-PRODUCED WITH SPRING STUDIOS)

LONDON - LATE FALL
(CO-PRODUCED WITH SPRING STUDIOS)

2025

LOS ANGELES
(WITH LAFW)

NEW YORK
(CO-PRODUCED WITH SPRING STUDIOS)

LONDON
(CO-PRODUCED WITH SPRING STUDIOS)

PARIS

MILAN
(CO-PRODUCED WITH SPRING STUDIOS)

2026

NEW YORK
(CO-PRODUCED WITH SPRING STUDIOS)

LOS ANGELES
(WITH LAFW)

VEGAS

LONDON
(CO-PRODUCED WITH SPRING STUDIOS)

MILAN
(CO-PRODUCED WITH SPRING STUDIOS)

AMSTERDAM

PARIS

SEOUL

SYDNEY

2027

NEW YORK
(CO-PRODUCED WITH SPRING STUDIOS)

LOS ANGELES
(WITH LAFW)

VEGAS

LONDON
(CO-PRODUCED WITH SPRING STUDIOS)

MIAMI

MILAN
(CO-PRODUCED WITH SPRING STUDIOS)

AMSTERDAM

PARIS

SEOUL

SYDNEY

TOKYO



*MAP OF 2027

BEAUTYDAYS

* The timeline and locations listed above are subject to change at the sole discretion of the company.



App & Digital Experience.

BEAUTYDAYS plans to develop a custom app that includes everything you need to know about the event and BEAUTYBOX, including interactive maps and AR features that enhance your BEAUTYDAYS experience. Social integration on the app will allow for seamless and organic content creation which in turn provides maximum reach and exposure.

BEAUTYDAYS app will support ticket sales, event add-ons, BEAUTYBOX purchases, and communication with our audience, allowing us to learn more about our community so that we may better serve their needs.



AUGMENTED REALITY



BONUS FEATURES



INTERACTIVE MAP





CONFIDENTIAL & PROPRIETARY —— INVESTOR DECK

BEAUTYDAYS subscription

BEAUTYBOX

The BEAUTYDAYS BEAUTYBOX will contain unexpected, exclusive beauty, skincare and wellness products & innovative tools.

The BEAUTYBOX will be shipped quarterly with a yearly surprise "bonus box" that feature the "best of" and "Founder Favorites". They will be themed by beauty, wellness, skincare, and mind-body experts, as well as guest curators who select the products and the BEAUTYBOX design, making it unique and collectable.

Subscribers will receive personalized boxes based on their preferences.

BEAUTYBOX CATEGORIES

Refresh | Recharge | Illuminate | Radiant | Relax | 'Self'care

*The contents, shipping and delivery of the BEAUTYDAYS BEAUTY BOX is subject to change at the sole discretion of the company.

Strategic Partnership.

SPRING STUDIOS |
Event Co-Production Partner

The preeminent partner and venue of NY Fashion Week, Tribeca Film Festival, Independent Art Fair, VOGUE Forces of Fashion, Glam Slam, and more. Spring is at the center of social media and the press, and a preferred venue for celebrities, influencers, guests and brands. It is an ideal locale for BEAUTYDAYS.

RADAR PICTURES |
Entertainment Partner

BEAUTYDAYS co-development/production partnership with Hollywood powerhouse, Radar Pictures, producer of the Jumanji franchise, Wheel of Time (on Amazon), Bill and Ted's Excellent Adventure, Runaway Bride, etc., is focused on unscripted television around beauty, wellness, fashion and gaming, as well as live events in those same categories.

Our target community is made up of billions of extremely valuable, loyal & highly engaged members, making them the ideal **BEAUTYDAYS** consumer.

A look at the
BEAUTY & WELLNESS COMMUNITY


Do not regularly engage in self-care
Regularly engage in self-care

88% of people[17]

A survey by IRI Worldwide found that 88% of adults in the United States engage in at least one self-care activity regularly. Interest in self care is on the rise.[7]


WOMEN
MEN
78%
22%

22% of men[18]

Although predominately female, the current beauty and wellness market is made up of 22% of men with 17% of men saying they'd consider purchasing male cosmetics and makeup in the future.[4]


Music
Lifestyle
Beauty

2nd largest influencer category[19]

Beauty influencers make up the second largest category of influencer in the USA.[8]

BEAUTYDAYS will connect with its community via:

1. Emails and social media posts

2. Partnerships with celebrities and influencers

3. Partnerships with established brands

4. Brand collaborations

5. Paid digital and outdoor advertising

6. Direct marketing to BEAUTYBOX subscribers

7. Outreach and coordination with industry and celebrity press outlets

OUR team.



About us.

We assembled our dream team to do this.

Our executives know both the beauty industry and live event space inside and out with a track record of success in both.

They've reimagined LA Fashion Week into what has been recognized as a success,[20] while helping to create and produce iconic brands such as Fenty Beauty with Rihanna, Spring Place Membership Clubs, Elite Model Management, ACE Comic Con, Bolshoi Ballet, and Carnegie Hall.

Through our established leadership and co-production partnership with Spring Studios, the preeminent partner and home to NY Fashion Week, Tribeca Film Festival, Independent Art Fair and more, we believe BEAUTYDAYS is well-equipped and well-versed to pioneer this new space and expand at a global scale.



LAFW X SAMI MIRO VINTAGE X LEVI'S
FALL 2022





CIARRA PARDO

CO-FOUNDER

Puerto Rican, born in the Bronx, NY. Ciarra Pardo is a creative visionary for the Music, Entertainment, and Global Fashion Industries. She held Creative Director positions for Geffen Records and Island Def Jam before launching production company Les Enfants Terribles with partner & Director Anthony Mandler, collaborating with Jay-Z, Eminem, David Beckham, Snoop Dogg, The Killers, Usher, and Rihanna as well as brands Armani, MAC Cosmetics, Gucci, Cover Girl, Rhapsody, Motorola, Nivea among others.

After 10 years as Rihanna's Creative Director, she built and launched as Chief Creative officer, Fenty Corp, Rihanna's multi-billion fashion and beauty conglomerate, launching Fenty Puma, Fenty Beauty, Fenty Fragrance, Savage X Fenty, Fenty X Dior, Fenty X Manolo Blahnik and partnerships with Sephora, Kendo, TechStyle, Samsung and more. She led creative culture-shifting fashion shows for Puma and Savage X Fenty.

Ciarra led the creative and produced numerous award-winning videos, shorts & documentaries/specials (2x Grammy nominated). She directed 100's of editorial covers for Complex, Rolling Stone, Vogue, W, Harper's Bazaar, Another, Vanity Fair, Vogue Paris and British Vogue.

Currently, Ciarra sits on the board for Suttona Capitol, UGAA and American Express Sound.



IMAD IZEMRANE

CO-FOUNDER

Imad Izemrane is a Dutch civil and constructional engineer turned global community builder and philanthropist that made his mark in real estate, hospitality, media, and entertainment. Following his career in Civil Engineering, Izemrane Produced in partnership with Endemol productions Holland's Next Top Model, one of the most successful reality tv shows to date. In 2010 Izemrane joined Global Powerhouse Elite Model Management as managing partner. In 2016, Izemrane co-founded Spring Place, the luxurious and contemporary workspace and membership club with facilities in New York and Los Angeles focusing on the fashion, beauty, and entertainment industries. Imad is also a Founding board member of LEAD Edu, a global non-profit that empowers youth through quality education and sports academies.



MARCUS TICOTIN

CO-FOUNDER

Marcus is an Hispanic Business Award winner, and investor/entrepreneur.

He was Technical Director of Carnegie Hall, co-produced On The Waterfront on Broadway, produced national tours of the Bolshoi Ballet & Kirov Ballet, house managed Pump Boys and Dinettes on Broadway and is a Board Member of ACE Comic Con.

Ticotin co-founded with Karen Lauder, Abandon Entertainment, which co-owned Mythic Entertainment (sold to EA in 2007); Co-published Dark Age of Camelot, the #2 global online MMO game; mobile game partnership with NBC Sports & NBC Olympics, developed & published Bode Miller Alpine Racing and Freaky Creatures. Ticotin Exec Produced Scotland, PA, Oxygen, Pros & Cons and via Abandon's Collision Entertainment, Max Payne (#1 at the box office). In television, the upcoming Alice with Radar Pictures, partnered with Miramax Television on Kevin Williamson's Glory Days (The CW) and produced Thrill Seekers for TBS.

Ticotin is partnered with multi-Tony winner Jim Kierstead, and advises live event companies Broadway Factor & Tada!



KEITH ABELL

CO-FOUNDER

Keith Abell has 40 years experience in global finance, real estate and media. A pioneer in cross border private equity and M&A, he has held the position of VP at Goldman Sachs, Managing Director at Blackstone (founding their Hong Kong office) and later, founder and Vice Chairman of GSC Group. Abell was a principal of an Academy Award-winning independent film company, and a publisher of multiple magazines in the US & China. Abell has served on the Board of Directors of numerous public & private companies, and non-profits. He is currently is Director of E2 Open and CC Neuberger Principal Holdings III, as well as Director and Treasurer of the National Committee on United States-China Relations.



ANA BOARETTO

SENIOR PROJECT DIRECTOR

Born and raised in Brazil and currently residing in Los Angeles, Ana Boaretto is a creative director and brand consultant working under the guidance of creative visionary Ciarra Pardo across brand strategy, luxury fashion, music, and entertainment industries. After leading several creative projects, Boaretto joined the N4XT family and is now Senior Project Director across the N4XT Experience brand portfolio.



CLAIRE WILSON

ASSOCIATE CREATIVE DIRECTOR

Claire Wilson's career began in the early stages of social media and she has maintained this quick-turn, grass roots approach in her work today. Production life comes as second nature, and Wilson is well versed in both stills & motion sets, working across 25 productions in the last year. Wilson's strengths lie in her ability to connect with those around her. Whether it's understanding the root of clients wants and needs in creative development, reading the team to find & utilize their best assets, or getting talent to break out of their shell to find the most genuine captures, Wilson thrives on making human connections in order to bring the most authentic & captivating stories to life.



EINAT BEN-MOSCHE

CHIEF FINANCIAL OFFICER

Einat Ben-Moshe worked at Deloitte for six years, two as an auditor in Deloitte Israel where she audited financials of leading technology companies, and four at Deloitte NY consulting for leading global organizations in diverse industries on transformational financials initiatives including mergers, carve outs and ERP conversions. She built a Corporate Venture arm for Factory 54, a leading luxury retailer in Israel and worked on business development and proof of concepts with several cutting-edge startups that created solutions for the retail and fashion industries. These solutions ultimately elevated Factory 54's technological capabilities and customer service. Einat holds a CPA (Isr), studied Accounting and Economics at Tel-Aviv University and studied abroad at Northwestern.



GENA SHERMAN

CHIEF OF STAFF

Gena Sherman is a fashion, entertainment, media, and luxury brand consultant and director specializing in global events, experiences, and brand strategy. Previously, Sherman was at IMG Fashion Events in designer relations, programming, and designer partnerships, executing NYFW: The Shows and managing global fashion partnerships since 2017. Sherman has worked with global designers and luxury brands for 10 years across events, talent & partner management, marketing, and public relations, including Condé Nast, Art Basel, Dolce&Gabbana, Altuzarra, and Mandarin Oriental Hotel Group.



JACKIE TREBILCOCK

INNOVATION ADVISOR

Jackie Trebilcock is a fashion, technology, and business development executive with over 25 year's experience working with entrepreneurs to grow their vision and company via strategic planning and relevant industry introductions. For almost the last decade, Jackie has been the Managing Director of The New York Fashion Tech Lab (NYFTLab).The non-profit program connects a select cohort of early and growth stage fashion and retail-focused technology companies with leading retailers and brands fostering iteration, validation, and acceleration of technologies to advance the industry. Jackie has worked with over 60+ women-led emerging retail technology startups as part of the NYFTLab (www.nyftlab.com).



MILTON KIM

CHAIRMAN, N4XT KOREA

Milton Kim is a cross-border businessman based in Los Angeles, traveling frequently to Korea to consult for select asset management firms interested in increasing their Asian investor base. Previously, Milton Kim was Chairman of Maverick Films, co-founded with Madonna and Guy Oseary, and a partner of Radar Records & founder of Neversleep, LLC with JY Park, exporting K-pop to the US. Prior to relocating to LA in 2004, Kim worked in the brokerage industry in Korea at Ssangyong Investment & Securities, where he was appointed as the youngest-ever CEO of a Korean financial institution in 1996. During his tenure, Kim created the first Seoul-based joint venture asset management company with Franklin Templeton Group, and successfully engineered a landmark deal for Good Morning Securities, becoming the first financial institution in Korea to be controlled by foreign shareholders.



RYLEE EBSEN

HEAD OF MARKETING

Rylee is a Forbes 30 Under 30 (Class of 2020 Marketing & Advertising) live action director, creative director, & startup advisor. Previously, Rylee was the Director of Creative Media at Snap Inc. for several years. Ebsen's team guided the creative evolution of Snapchat from a startup to a multibillion-dollar public company. She ran B2B and B2C content across Snapchat, Spectacles, Lens Studio, and Bitmoji. With her experience across marketing, content, communications, strategy, brand & design — she's passionate about helping startups develop their identity through storytelling.



TRENT MAZUR

STRATEGIC ADVISOR

Trent Mazur is a Los Angeles based composer and producer. Trent spent his 20's writing and producing songs for Train, Akon, Flo Rida, Nelly, etc... Since then, he has pivoted to scoring commercials and films, as well as composing musicals. Trent also has a passion for working with with music-tech crossover startups.

SOURCES

[1] STATISTA, "Wellness industry - Statistics & Facts", By Christina Gough, February 16, 2023

[2] Fenty Corp., Mythic Entertainment, Spring Place

[3] October 2022 Press Recap, UMV Provided By Purple PR

[4] Venues Include: Citizen News, Lighthouse ArtSpace LA, Line 204, The West Hollywood EDITION, Thompson Hollywood

[5] Source: Instagram

[6] STATISTA, "Market value of the event industry worldwide in 2020, with a forecast for 2028", By Ana M. Lopez, February 28, 2023

[7] THE BUSINESS RESEARCH COMPANY, "Subscription Box Global Market Report 2023", By The Business Research Company, 2023

[8] MCKINSEY, "Feeling good: The future of the $1.5 trillion wellness market" By Shaun Callaghan, Martin Lösch, Anna Pione, and Warren Teichner, April 8, 2021

[9] COMMON THREAD COLLECTIVE, "2022 Beauty Industry Trends & Cosmetics Marketing: Statistics and Strategies for Your Ecommerce Growth", By Reilly Roberts, June 25 2022

[10] FORBES, "6 Trends Shaping the Future Of The $532B Beauty Business", By Pamela N. Danziger, September 1 2019

[11] THE BUSINESS RESEARCH COMPANY, "Subscription Box Global Market Report 2023", February 2023

[12] LYTE, "Roadmap out of Lockdown Survey: Over 90% of UK Festivalgoers Feel Confident Attending a Live Event This Year", James Kilpin, April 1 2021

[13] UTA, "Media & Entertainment In The Time of CoronaVirus", April 28 2020

[14] WONDER, "How Many Women Buy Skincare Or Beauty Products?", Diane D, April 27 2017

[15] UNITED STATE CENSUS BUREAU, "2020 Census Results"

[16] IBISWORLD, "Concerts & Event Promotion In The US", January 10 2023

[17] IRI, "Taking Change: Consumers Grabbing Hold of Their Health & Wellness Drives $450 -Billion Opportunity, "November 2018

[18] STATISTA, "Share of global consumers purchasing beauty products online in 3rd quarter 2022, by gender," October 24 2022

[19] STATISTA, "Share of Instagram influencers worldwide 2021, by category", By Valentina Dencheva, January 6, 2023

[20] WWD, "LA Fashion Week Concludes After Four Days of Diverse Fashion Shows & Activities", Deborah Belgium, October 10 2022



LEGEND

THANK you.